Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

WOORI FINANCIAL GROUP INC.

Page(s)

Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-124

Report on Review of Consolidated Interim Financial Statements

English Translation of a Report Originally Issued in Korean on May 17, 2021

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2021 and the related consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 may have a negative impact on the Group’s financial condition and results of operations.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2021. The consolidated statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

May 17, 2021

Notice to Readers

This report is effective as of May 17, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2021 (UNAUDITED) AND DECEMBER 31, 2020

	March 31, 2021	December 31, 2020
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	11,149,089	9,990,983
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 24)	12,883,899	14,762,941
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	30,805,644	30,028,929
Securities at amortized cost (Notes 4, 9, and 11)	16,275,197	17,020,839
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 39)	337,757,469	320,106,078
Investments in joint ventures and associates (Note 12)	1,048,325	993,291
Investment properties (Note 13)	380,583	387,464
Premises and equipment (Notes 14)	3,268,837	3,287,198
Intangible assets (Note 15)	787,344	792,077
Assets held for sale (Note 16)	57,664	60,002
Net defined benefit asset (Note 22)	2	5,658
Current tax assets	10,758	75,655
Deferred tax assets	41,865	46,088
Derivative assets (Designated for hedging) (Notes 4, 11 and 24)	149,418	174,820
Other assets (Notes 17 and 39)	1,488,290	1,348,994

Total assets	416,104,384	399,081,017

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	4,360,120	6,813,822
Deposits due to customers (Notes 4, 11, 19 and 39)	298,919,981	291,477,279
Borrowings (Notes 4, 11 and 20)	20,256,488	20,745,466
Debentures (Notes 4, 11 and 20)	39,078,257	37,479,358
Provisions (Notes 21, 38 and 39)	511,874	501,643
Net defined benefit liability (Note 22)	85,746	52,237
Current tax liabilities	430,429	370,718
Deferred tax liabilities	135,159	160,250
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 24)	52,590	64,769
Other financial liabilities (Notes 4, 11, 23 and 39)	24,549,472	14,215,817
Other liabilities (Notes 23 and 39)	545,938	473,813

Total liabilities	388,926,054	372,355,172

EQUITY
Owners’ equity (Note 26)
Capital stock	3,611,338	3,611,338
Hybrid securities	1,895,366	1,895,366
Capital surplus	626,114	626,111
Other equity	(2,247,363)	(2,347,472)
Retained earnings	19,627,439	19,268,265

	23,512,894	23,053,608

Non-controlling interests	3,665,436	3,672,237

Total equity	27,178,330	26,725,845

Total liabilities and equity	416,104,384	399,081,017

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)

	For the three-month periods ended March 31
	2021	2020
	(Korean Won in millions, except for per share data)
Interest income	2,327,185	2,503,814
Interest expense	(707,519)	(1,040,855)

Net interest income (Notes 11, 28 and 39)	1,619,666	1,462,959
Fees and commissions income	518,865	410,711
Fees and commissions expense	(160,404)	(136,731)

Net fees and commissions income (Notes 11, 29 and 39)	358,461	273,980
Dividend income (Notes 11, 30 and 39)	66,590	47,769
Net gain on financial instruments at FVTPL (Notes 11, 31 and 39)	82,083	468,075
Net gain on financial assets at FVTOCI (Notes 11 and 32)	37,011	2,600
Net gain arising on financial assets at amortized cost (Note 11)	34,676	26,747
Impairment losses due to credit loss (Notes 33 and 39)	(135,993)	(110,892)
General and administrative expense (Notes 34 and 39)	(917,607)	(892,526)
Other net operating expense (Notes 11, 24, 34 and 39)	(211,375)	(505,374)

Operating income	933,512	773,338
Share of gain(loss) of joint ventures and associates (Note 12)	(5,591)	7,154
Other non-operating income(expense)	13,841	(27,879)

Non-operating income(expense) (Note 35)	8,250	(20,725)
Net income before income tax expense	941,762	752,613
Income tax expense (Note 36)	(222,895)	(194,842)
Net income	718,867	557,771

Net gain(loss) on valuation of equity securities at FVTOCI	25,166	(110,171)
Changes in capital due to equity method	289	—
Remeasurement loss related to defined benefit plan	(7,304)	(19,329)

Items that will not be reclassified to profit or loss	18,151	(129,500)

Net gain(loss) on valuation of debt securities at FVTOCI	(53,813)	23,999
Changes in capital due to equity method	1,295	(1,007)
Net gain on foreign currency translation of foreign operations	80,967	13,997
Net loss on valuation of cash flow hedge	(6)	(9,485)

Items that may be reclassified to profit or loss	28,443	27,504
Other comprehensive income(loss), net of tax	46,594	(101,996)
Total comprehensive income	765,461	455,775

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED) (CONTINUED)

	For the three-month periods ended March 31
	2021	2020
	(Korean Won in millions, except for per share data)
Net income attributable to:	718,867	557,771
Net income attributable to owners	667,103	518,216
Net income attributable to non-controlling interests	51,764	39,555
Total comprehensive income attributable to:	765,461	455,775
Comprehensive income attributable to owners	711,552	427,259
Comprehensive income attributable to non-controlling interests	53,909	28,516
Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	902	706

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Total comprehensive income
Net income	—	—	—	—	518,216	518,216	39,555	557,771
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(85,983)	—	(85,983)	(189)	(86,172)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	288	(288)	—	—	—
Changes in capital due to equity method	—	—	—	(1,007)	—	(1,007)	—	(1,007)
Gain(loss) on foreign currency translation of foreign operations	—	—	—	24,880	—	24,880	(10,883)	13,997
Loss on valuation of cash flow hedge	—	—	—	(9,485)	—	(9,485)	—	(9,485)
Remeasurement loss related to defined benefit plan	—	—	—	(19,362)	—	(19,362)	33	(19,329)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(375)	(505,962)
Issuance of hybrid securities	—	399,092	—	—	—	399,092	—	399,092
Dividends to hybrid securities	—	—	—	—	(8,513)	(8,513)	(29,213)	(37,726)
Changes in subsidiaries’ capital	—	—	1,494	6,350	(6,350)	1,494	(13)	1,481

March 31, 2020 (Unaudited)	3,611,338	1,396,636	627,789	(2,333,641)	18,521,993	21,824,115	3,980,877	25,804,992

January 1, 2021	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845
Total comprehensive income
Net income	—	—	—	—	667,103	667,103	51,764	718,867
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(28,581)	—	(28,581)	(66)	(28,647)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	1,257	(1,257)	—	—	—
Changes in capital due to equity method	—	—	—	1,584	—	1,584	—	1,584
Gain on foreign currency translation of foreign operations	—	—	—	78,839	—	78,839	2,128	80,967
Gain(loss) on valuation of cash flow hedge	—	—	—	(143)	—	(143)	137	(6)
Capital related to noncurrent assets held for sale	—	—	—	(48)	48	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	(7,250)	—	(7,250)	(54)	(7,304)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(260,016)	(260,016)	(9,366)	(269,382)
Dividends to hybrid securities	—	—	—	—	(15,775)	(15,775)	(28,132)	(43,907)
Changes in subsidiaries’ capital	—	—	3	31,251	(31,251)	3	(12)	(9)
Others	—	—	—	23,200	322	23,522	(23,200)	322

March 31, 2021 (Unaudited)	3,611,338	1,895,366	626,114	(2,247,363)	19,627,439	23,512,894	3,665,436	27,178,330

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)

	For the three-month periods ended March 31
	2021	2020
	(Korean Won in millions)
Cash flows from operating activities:
Net income	718,867	557,771
Adjustments to net income:
Income tax expense	222,895	194,842
Interest income	(2,327,185)	(2,503,814)
Interest expense	707,519	1,040,855
Dividend income	(66,590)	(47,769)

	(1,463,361)	(1,315,886)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	162,816	—
Loss on financial assets at FVTOCI	57	1,530
Impairment loss due to credit loss	135,993	110,892
Loss on other provisions	2,786	46,014
Retirement benefit	44,345	43,215
Depreciation and amortization	138,988	138,608
Net loss on foreign currency translation	49,017	405,573
Loss on derivatives (designated for hedge)	50,389	374
Loss on fair value hedge	—	105,769
Loss on valuation and impairment loss of investments in joint ventures and associates	11,676	7,910
Loss on disposal of premises and equipment, intangible assets and other assets	620	564
Impairment loss on premises and equipment, intangible assets and other assets	220	568

	596,907	861,017

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	—	340,226
Gain on financial assets at FVTOCI	37,068	4,130
Gain on other provisions	73	94
Gain on derivatives (designated for hedge)	25,999	139,993
Gain on fair value hedge	58,653	—
Gain on valuation of investments in joint ventures and associates	6,085	15,064
Gain on disposal of premises and equipment, intangible assets and other assets	4,459	6,449
Reversal of impairment loss on premises and equipment, intangible assets and other assets	144	35
Other income	9,654	—

	142,135	505,991

Changes in operating assets and liabilities:
Financial instruments at FVTPL	225,557	(169,184)
Loans and other financial assets at amortized cost	(16,511,538)	(8,656,631)
Other assets	(136,191)	(232,421)
Deposits due to customers	6,480,418	929,558
Provisions	(8,152)	(62,525)
Net defined benefit liability	(15,729)	(1,033)
Other financial liabilities	9,859,829	6,208,981
Other liabilities	68,401	36,942

	(37,405)	(1,946,313)

Interest income received	2,276,875	2,543,855
Interest expense paid	(777,914)	(1,175,868)
Dividends received	28,239	25,933
Income tax paid	(76,109)	(62,724)

Net cash inflow(outflow) from operating activities	(1,123,964)	(1,018,206)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020 (UNAUDITED)

(CONTINUED)

	For the three-month periods ended March 31
	2021	2020
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Net cash flows from hedging activities	—	463
Disposal of financial instruments at FVTPL	2,398,523	1,926,078
Disposal of financial assets at FVTOCI	7,312,320	4,900,957
Redemption of securities at amortized cost	1,317,352	1,781,579
Disposal of investments in joint ventures and associates	7,000	1,872
Disposal of investment properties	—	348
Disposal of premises and equipment	7,875	16,937
Disposal of intangible assets	—	358
Net decrease of other assets	25,766	—

	11,068,836	8,628,592

Cash out-flows from investing activities:
Acquisition of financial instruments at FVTPL	3,417,895	2,038,061
Acquisition of financial assets at FVTOCI	7,940,822	5,264,121
Acquisition of securities at amortized cost	556,635	1,458,443
Acquisition of investments in joint ventures and associates	76,536	27,737
Acquisition of investment properties	—	1,477
Acquisition of premises and equipment	19,279	25,109
Acquisition of intangible assets	35,203	32,966
Net increase of other assets	—	2,671

	12,046,370	8,850,585

Net cash outflow from investing activities	(977,534)	(221,993)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	—	3,119,215
Issuance of debentures	6,851,794	7,708,461
Net increase of other liabilities	417	—
Issuance of hybrid securities	—	399,092

	6,852,211	11,226,768

Cash out-flows from financing activities:
Net cash flows from hedging activities	11,127	6,902
Net decrease in borrowings	792,431	—
Redemption of debentures	5,340,389	6,768,106
Redemption of lease liabilities	50,329	59,067
Net decrease of other liabilities	—	538
Dividends paid to hybrid securities	43,907	37,726
Dividends paid to non-controlling interest	1,635	375
Paid-in capital decrease on non-controlling interests	12	—

	6,239,830	6,872,714

	612,381	4,354,054

Net increase in cash and cash equivalents	758,811	3,113,855
Cash and cash equivalents, beginning of the period	9,990,983	6,392,566
Effects of exchange rate changes on cash and cash equivalents	399,295	247,414

Cash and cash equivalents, end of the period (Note 6)	11,149,089	9,753,835

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021 AND 2020 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million Won as of March 31, 2021 while the Korea Deposit Insurance Corp. (“KDIC”), the Parent company’s largest shareholder, owns 124,604,797 shares (17.25%) of the Parent company’s stocks issued. The company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020.

The Parent Company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of March 31, 2021 and December 31, 2020 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2021	December 31, 2020
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	March 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Financial Capital Co., Ltd.	Finance	76.8	76.8	Korea	March 31
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	March 31
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	March 31
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	March 31
Woori Savings Bank (*7)	Bank	100.0	—	Korea	March 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	March 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	March 31
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	March 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	March 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	March 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	March 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	March 31
Woori Bank China Limited	Finance	100.0	100.0	China	March 31
AO Woori Bank	Finance	100.0	100.0	Russia	March 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	79.9	Indonesia	March 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	March 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	March 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	March 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	March 31
WB Finance Co., Ltd. (*1)	Finance	100.0	100.0	Cambodia	March 31
Woori Bank Europe	Finance	100.0	100.0	Germany	March 31
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	March 31
Hermes STX Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
BWL First Co., LLC (*2)	Asset securitization	—	0.0	Korea	—
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Sinnonhyeon 1st Inc. (*2)	Asset securitization	0.0	0.0	Korea	March 31

		Percentage of ownership (%)			Financial
Subsidiaries	Main business	March 31, 2021	December 31, 2020	Location	statements date of use
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HJ 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Uri K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori QSell 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	March 31
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	March 31
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
Woori Hchemical 1st Co.,Ltd (*2)	Asset securitization	0.0	—	Korea	March 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	—	Korea	March 31
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.5	98.5	Korea	March 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	March 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	March 31
Igis Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	March 31
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	March 31
Woori G Japan Investment Trust No. 1-2 (*3)	Securities investment and others	98.8	98.8	Korea	March 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	March 31
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.2	97.2	Korea	March 31
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	March 31
Held by Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l. (*3)	Asset securitization	54.6	54.6	Luxembourg	March 31
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	March 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2021	December 31, 2020
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	March 31
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	March 31
Held by Woori Financial Capital Co., Ltd.
Woori Savings Bank (*5)	Bank	—	100.0	Korea	—
ACE Auto Invest the 46th Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	1.0	Korea	—
ACE Auto Invest the 47th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	March 31
ACE Auto Invest the 48th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	March 31
ACE Auto Invest the 49th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	March 31
Specified Money Market Trust	Trust	100.0	100.0	Korea	March 31
Held by Woori Investment Bank Co., Ltd.
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	March 31
WH2103 Securitization Specialty Co., Ltd.	Asset securitization	5.0	—	Korea	March 31
WN2103 Securitization Specialty Co., Ltd.	Asset securitization	5.0	—	Korea	March 31
One Punch Korea the 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	March 31
One Punch blue the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	March 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	99.5	99.6	Korea	March 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2021	December 31, 2020
Woori China Convertible Bond Master Fund (debt-oriented hybrid) (*3)	Securities investment and others	33.7	34.5	Korea	March 31
Woori Yellow Chip High Yield Strategic Allocation 1 (FOF) (*5)	Securities investment and others	—	89.8	Korea	—
Woori Together TDF 2025 (*3)	Securities investment and others	46.0	47.6	Korea	March 31
Woori Together TDF 2030 (*3)	Securities investment and others	44.0	47.4	Korea	March 31
Woori Together TDF 2035 (*3)	Securities investment and others	46.4	47.8	Korea	March 31
Woori Together TDF 2040 (*3)	Securities investment and others	47.2	48.8	Korea	March 31
Woori Together TDF 2045 (*3)	Securities investment and others	45.7	47.7	Korea	March 31
Woori Together TDF 2050 (*3)	Securities investment and others	74.4	87.0	Korea	March 31
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	22.2	22.2	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	March 31
Held by Woori Bank, Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
WooriG GP Commitment Loan Private Placement Investment Trust No.1	Securities investment and others	100.0	50.0	Korea	March 31
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	March 31, 2021	December 31, 2020
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Woori G Private Placement Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	March 31
Held by Woori bank (*6)
Woori G Woori Bank Partners Private Placement Investment Trust No. 1 (*3)	Securities investment and others	92.6	92.6	Korea	March 31
Woori G Private Placement Real Estate Investment Trust No.1[USD] (*3)	Securities investment and others	80.0	80.0	Korea	March 31
WooriG Global Mid-market Secondaries Private Placement Investment Trust No.1 (EUR) (*3)	Securities investment and others	80.0	80.0	Korea	March 31
Held by Woori Financial Capital Co., Ltd.
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	March 31
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	March 31
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 GK OK Chatan (*3)	Other financial services	—	—	Japan	March 31

(*1)	The entity was merged with WB Finance Co., Ltd., which is a second-tier subsidiary, during prior period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of March 31, 2021.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

During March 2021, the Company acquired a 100% equity of Woori Financial Savings Bank from the company’s subsidiary Woori Financial Capital Co., Ltd. which makes a business combination under the same control. For business combinations under the same control, the company accounts the business combination in the carrying amount method, and the assets and liabilities transferred are measured at the carrying amount included in the consolidated financial statements. The amounts of assets and liabilities transferred due to the business combination are 1,119,371 million won and 1,084,771 million, respectively.

(*8)	As a master-feeder fund, the equity ratio is the equity of the subsidiary in parent fund.

(3)	The Group has not consolidated the following entities as of March 31, 2021 and December 31, 2020 despite having more than 50% ownership interest:

	As of March 31, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2
Kiwoom-Harmony Private Placement Investment Trust No.2 (*)	Korea	Securities Investment	96.3
Kiwoom-Harmony Private Placement Investment Trust No.1 (*)	Korea	Securities Investment	95.7
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.3
KIM Private Investment Trust 110 (Bond) (*)	Korea	Securities Investment	50.0
Hangang Green New Deal Environment Private Fund Special Investment Trust (*)	Korea	Securities Investment	50.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2
Kiwoom-Harmony Private Placement Investment Trust No.2 (*)	Korea	Securities Investment	96.3
Kiwoom-Harmony Private Placement Investment Trust No.1 (*)	Korea	Securities Investment	95.7
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.3

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements (Unit: Korean Won in millions):

	As of and for the three-month period ended March 31, 2021
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	389,831,636	366,382,909	8,038,046	589,370	633,592
Woori Card Co., Ltd.	11,713,174	9,585,956	394,659	71,971	74,898
Woori Financial Capital Co., Ltd.	8,242,006	7,383,943	205,407	34,984	35,907
Woori Investment Bank Co., Ltd.	4,881,514	4,344,456	66,687	17,005	16,920
Woori Asset Trust Co., Ltd.	197,840	60,824	18,876	8,930	8,924
Woori Asset Management Corp.	139,997	25,248	7,586	1,700	1,700
Woori Savings Bank	1,258,484	1,147,681	18,315	4,203	3,801
Woori Credit Information Co., Ltd.	40,494	10,053	8,841	(24)	(24)
Woori Fund Service Co., Ltd.	19,303	2,547	3,609	740	740
Woori Private Equity Asset Management Co., Ltd.	38,031	1,623	980	393	384
Woori Global Asset Management Co., Ltd.	37,376	9,470	2,801	(222)	(222)
Woori FIS Co., Ltd.	96,196	63,332	68,039	(4,980)	(5,038)
Woori Finance Research Institute Co., Ltd.	6,622	3,078	1,705	5	1

	As of and for the year ended December 31, 2020
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	374,310,415	350,790,158	26,838,766	1,363,224	1,295,302
Woori Card Co., Ltd.	11,366,596	9,312,986	1,388,208	120,230	118,109
Woori Financial Capital Co., Ltd. (*)	8,880,117	8,053,840	218,945	(30,349)	(38,293)
Woori Investment Bank Co., Ltd.	4,332,474	3,803,594	256,079	62,937	62,275
Woori Asset Trust Co., Ltd.	185,634	56,396	79,426	35,312	35,954
Woori Asset Management Corp.	136,460	23,411	26,158	6,797	6,313
Woori Credit Information Co., Ltd.	40,860	9,830	40,010	1,879	1,600
Woori Fund Service Co., Ltd.	18,957	2,172	13,346	2,563	2,563
Woori Private Equity Asset Management Co., Ltd.	38,035	2,009	4,773	823	768
Woori Global Asset Management Co., Ltd.	37,935	9,807	10,652	(1,449)	(1,449)
Woori FIS Co., Ltd.	97,479	59,577	249,169	2,013	1,935
Woori Finance Research Institute Co., Ltd.	7,232	3,689	6,223	105	95

(*)	Net income(loss) attributable to owners of Woori Financial Capital for the year ended December 31, 2020 has been prepared on a cumulative basis since the entity was included as the subsidiary.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of March 31, 2021 and December 31, 2020, the Group provides 2,615,888 million Won and 2,547,148 million Won of credit facilities, respectively, for the structured entities mentioned above. As of March 31, 2021 and December 31, 2020, the purchase commitment amount is 1,332,305 million Won and 854,231 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with Korean IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of March 31, 2021 and December 31, 2020 are 330,681 million Won and 427,375 million Won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings. As of March 31, 2021 and December 31, 2020, the purchase commitment amount is 4,477,805 million Won and 4,266,319 million Won, respectively.

	March 31, 2021
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	3,193,391	78,955,103	56,498,129	963,772
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	498,245	4,334,600	3,777,246	23,018
Financial assets at FVTPL	346,038	57,699	3,279,336	8,872
Financial assets at FVTOCI	40,013	41,177	—	—
Financial assets at amortized cost	111,060	4,226,093	39,955	14,146
Investments in joint ventures and associates	—	5,924	457,955	—
Derivative assets	1,134	3,707	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	85	882	574	400
Derivative liabilities	—	152	574	—
Other liabilities(provisions)	85	730	—	400
The maximum exposure to risks	644,650	5,306,668	3,777,335	83,393
Investment assets	498,245	4,334,600	3,777,246	23,018
Credit facilities and others	146,405	972,068	89	60,375
Loss recognized on unconsolidated structured entities	—	1,223	10,243	2

	December 31, 2020
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	3,900,254	69,010,369	44,629,638	76,772
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	648,700	4,291,535	3,350,605	22,402
Financial assets at FVTPL	374,231	167,271	2,922,716	—
Financial assets at FVTOCI	163,808	41,378	—	—
Financial assets at amortized cost	109,008	4,072,321	39,955	22,402
Investments in joint ventures and associates	—	5,958	387,902	—
Derivative assets	1,653	4,607	32	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	130	963	—	400
Other liabilities(provisions)	130	963	—	400
The maximum exposure to risks	970,628	5,366,037	3,438,924	65,722
Investment assets	648,700	4,291,535	3,350,605	22,402
Credit facilities and others	321,928	1,074,502	88,319	43,320
Loss recognized on unconsolidated structured entities	—	6,079	25,454	2,363

(7)

As of March 31, 2021 and December 31, 2020, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2021	December 31, 2020
Woori Bank (*)	3,105,070	3,105,070
Woori Financial Capital Co., Ltd.	150,868	166,369
Woori Investment Bank Co., Ltd.	225,311	222,289
Woori Asset Trust Co., Ltd.	51,837	49,738
Woori Asset Management Corp	31,786	31,369
PT Bank Woori Saudara Indonesia 1906 Tbk	82,226	79,890
Wealth Development Bank	20,238	19,521

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the three-month periods ended March 31
	2021	2020
Woori Bank (*)	28,132	29,213
Woori Financial Capital Co., Ltd.	11,699	—
Woori Investment Bank Co., Ltd.	6,668	5,426
Woori Asset Trust Co., Ltd.	2,466	2,652
Woori Asset Management Corp	417	179
PT Bank Woori Saudara Indonesia 1906 Tbk	2,135	1,891
Wealth Development Bank	238	185

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the three-month periods ended March 31
	2021	2020
Woori Bank (*)	28,132	29,213
Woori Financial Capital Co., Ltd.	4,121	—
Woori Investment Bank Co., Ltd.	3,610	—
Woori Asset Trust Co., Ltd	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	1,262	—

(*)	Distribution of the hybrid securities issued by Woori Bank

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2020 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2021, the Group has newly applied the following standards and interpretations.

1)

Korean IFRS 1109 ‘Financial Instruments’, Korean IFRS 1039 ‘Financial Instruments : Recognition and Measurement, Korean IFRS 1107 ‘Financial Instruments: Disclosures’, Korean IFRS 1104 ‘Insurance Contracts’ and Korean IFRS 1116 ‘Lease’; Interest Rate Benchmark Reform-Phase 2

The amendment indicates that the effective interest rate shall be adjusted rather than the carrying amount when changing the interest rate benchmark for financial instruments measured at amortized cost. In addition, it allows hedge accounting to continue without interruption even when changes to interest rate benchmark occur in the hedging relationship. The amendment does not have a significant impact on the consolidated financial statements. The Group has applied ‘Interest Rate Benchmark Reform-Phase 2’, which is an amendment to Korean IFRS

1109, 1039, 1107 and 1116, beginning on January 1, 2021. In accordance with the transition provisions, the amendments were applied retrospectively to the hedging relationship and financial instruments. The comparative financial statements have not been restated and there is no effect of the adoption of the amendments on the beginning balance of reserves.

① Hedging relationship

The Phase 2 amendments address issues arising from ‘Interest Rate Benchmark Reform-Phase 1’, including when the designation and documentation of hedges should be updated and when alternative rates are permitted as hedged risk. The Phase 1 amendments include an exceptional regulation that temporarily mitigates the application of specific hedge accounting requirements to hedging relationships directly affected by ‘Interest Rate Benchmark Reform’. Due to this mitigation, ‘Interest Rate Benchmark Reform’ typically does not stop hedge accounting until there is a change of the contract. However, hedge ineffectiveness continues to be recorded in the income statement. It also suggests when the application of these exceptions should end, for instance, exceptional regulation should end when uncertainties due to ‘Interest Rate Benchmark Reform’ no longer appear.

For the period beginning January 1, 2021, the Group has applied the following hedge accounting mitigation provisions provided in the Phase 2 amendments:

Designation of a hedging relationship: When the Phase 1 amendments cause to apply, the Group will reflect the changes required by the Interest Rate Benchmark Reform by amending the formal designation of the hedging relationship as previously documented to make one or more of these changes: will amend the designation of a hedging relationship to reflect the changes required by the Interest Rate Benchmark Reform when there is a change in one or more of the followings:

•	Designating the alternative benchmark rate (contractually or non-contractually specified) as a hedged risk;

•	Amending the description of the hedged item so it refers to the alternative benchmark rate; or

•	Amending the description of the hedging instrument.

The Group will amend the hedging relationship documentation to reflect these amendments by the end of the reporting period during which the changes are made. These amendments do not require the discontinuance of the hedging relationship.

② Financial instruments measured at amortized cost

For financial instruments measured at amortized cost(including financial assets at FVTOCI-debt instruments), the Phase 2 amendments do not require the financial instrument to recognize gains or losses from the change because the change in the contractual cash flow basis required by the interest rate reform is reflected by adjusting the effective interest rate.

A similar practical expedient exists for lease liabilities. This practical expedient is applicable only to changes required by interest rate indicator reform. When the changes are necessary as a direct result of Interest Rate Benchmark Reform and the new criteria for determining contractual cash flows are economically equivalent to the previous one, it is considered as a required change due to Interest Rate Benchmark Reform.

If some or all of the changes in the instrument’s contractual cash flow calculation criteria do not meet the above criteria, the Group shall first apply the practical expedient to the changes made under the Interest Rate Benchmark Reform and then apply the general financial instrument requirements(In other words, the entity shall determine whether a modification or elimination is made and recognizes immediately in profit or loss any modification on financial instrument which has not been eliminated).

For lease liabilities which basis for determining contractual cash flows is changed, as a practical expedient, the lease liabilities are remeasured at a discount rate that reflects the change in interest rates due to the Interest Rate Benchmark Reform. If an additional lease change is made in addition to the lease changes required by the Interest Rate Benchmark Reform, the general requirements of Korean IFRS 1116 apply to the accounting for all simultaneous lease changes, including those required by the Interest Rate Benchmark Reform.

The details of financial instruments that have not completed the conversion to interest rates benchmark at the end of the quarter are as follows: Non-derivative financial instrument is at the carrying amount, while the derivative financial instrument and commitments/financial guarantee is at the nominal amount.

	USD	EUR	GBP	JPY	CHF	Total
Non-derivative financial assets
Financial assets at FVTOCI	601,567	—	—	—	—	601,567
Financial assets at amortized cost	3,374,127	73,079	117,499	5,427,745	—	8,992,450

Sub-total	3,975,694	73,079	117,499	5,427,745	—	9,594,017

Non-derivative financial liabilities
Financial liabilities at amortized cost	571,284	—	—	—	—	571,284
Derivative finance
Interest rate related(trading)	23,354,298	—	391,751	592,975	1,203	24,340,227
Currency related(trading)	41,725,086	—	396,424	172,810	—	42,294,320
Interest rate related(hedging)	2,096,975	—	—	—	—	2,096,975

Sub-total	67,176,359	—	788,175	765,785	1,203	68,731,522

Commitments and financial guarantee	3,866	—	—	143,826	—	147,692

2)	Amendments to Korean IFRS 1116 Lease—Covid-19 related rent concession continuously offered after June 30, 2021

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. The scope of the practical expedient has been expanded to reduce lease fees that affect lease payments due on or before June 30, 2022. Lessee should consistently apply practical expedients to contracts with similar characteristics in similar circumstances.

(2)	The details of Korean IFRSs that have been issued and published since January 1, 2021 but have not yet reached the effective date are as follows:

1)

Amendments to Korean IFRS 1103 Business Combination – Definition of a Business The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2)	Amendments to Korean IFRS 1016 Property, plant and equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

3)	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

4)	Annual Improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards- Subsidiaries that are first-time adopters

•	Korean IFRS 1109 Financial Instruments - Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1116 Leases- Lease incentives

•	Korean IFRS 1041 Agriculture - Measuring fair value

5)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2020, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loans. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues, and uncertainties in recovery or deterioration will persist.

The Group will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

<Woori Bank>

The Bank determined that the credit risk of loans affected by the loan deferment has significantly increased; and evaluated that the possibility of default is high. As a result, total loans (Loans, payment guarantees) that are subject to loan deferment and interest deferment amount to 2,066,301 million Won, and expected credit loss allowance have increased for 17,117 million Won.

Total loans (Loans, payment guarantees) that are subject to loan deferment and interest deferment consist of corporate loan of 1,921,959 million Won and retail loan of 144,342 million Won. Among total loans, loans changed its stage from 12-month to lifetime (Stage 2) expected credit losses amount to 1,917,357 million Won, which consist of corporate loan of 1,798,313 million Won and retail loan of 119,044 million Won.

<Woori Card>

As of March 31, 2021, Woori Card has 8,050 million Won in financial assets at amortized cost related to borrowers eligible for financial support, and the additional provision is 182 million Won.

Management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The important decisions made by management on the application of accounting policy of the Group and the main sources of estimation uncertainty in preparing condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2020, unless otherwise stated.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk and etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management officer (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of March 31, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

		March 31, 2021	December 31, 2020
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	19,669,326	9,725,719
	Banks	18,195,425	19,493,188
	Corporates	119,911,374	114,131,996
	Consumers	179,981,344	176,755,175

	Sub-total	337,757,469	320,106,078

Financial assets at FVTPL (*2)	Deposit	66,266	48,796
	Debt securities	3,502,830	2,887,097
	Loans	476,584	676,291
	Derivative assets	4,362,548	6,901,742

	Sub-total	8,408,228	10,513,926

Financial assets at FVTOCI	Debt securities	29,698,609	28,948,141
Securities at amortized cost	Debt securities	16,275,197	17,020,839
Derivative assets	Derivative assets (Designated for hedging)	149,418	174,820
Off-balance accounts	Guarantees (*3)	12,127,827	11,809,456
	Loan commitments	115,036,099	112,088,680

	Sub-total	127,163,926	123,898,136

	Total	519,452,847	500,661,940

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of March 31, 2021 and December 31, 2020, the financial guarantee amount of 4,053,785 million Won and 4,163,382 million Won are included, respectively.

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	313,132,814	4,275,538	4,196,223	2,039,335	1,111,711	13,001,848	337,757,469
Securities at amortized cost	16,050,605	34,354	33,933	—	—	156,305	16,275,197
Financial assets at FVTPL	6,382,604	13,361	801,455	235,851	169,445	805,512	8,408,228
Financial assets at FVTOCI	26,119,371	1,091,878	1,153,422	4,394	25,804	1,303,740	29,698,609
Derivative assets (Designated for hedging)	—	—	139,646	3,908	—	5,864	149,418
Off-balance accounts	123,595,084	1,072,381	422,200	41,360	46,024	1,986,877	127,163,926

Total	485,280,478	6,487,512	6,746,879	2,324,848	1,352,984	17,260,146	519,452,847

(*) Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	296,186,751	4,356,747	3,988,304	1,990,490	1,404,670	12,179,116	320,106,078
Securities at amortized cost	16,749,531	—	110,597	—	—	160,711	17,020,839
Financial assets at FVTPL	6,954,630	13,403	1,083,096	493,285	480,760	1,488,752	10,513,926
Financial assets at FVTOCI	25,966,333	608,893	1,092,636	5	5,460	1,274,814	28,948,141
Derivative assets (Designated for hedging)	—	—	165,458	3,740	—	5,622	174,820
Off-balance accounts	119,699,069	1,393,734	399,678	38,389	41,378	2,325,888	123,898,136

Total	465,556,314	6,372,777	6,839,769	2,525,909	1,932,268	17,434,903	500,661,940

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of March 31, 2021 and December 31, 2020 (Unit: Korean Won in millions):

	March 31, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	59,020,737	35,580,021	43,633,152	3,767,989	175,193,247	20,562,323	337,757,469
Securities at amortized cost	451,795	6,650	8,160,978	261,992	—	7,393,782	16,275,197
Financial assets at FVTPL	182,054	144,011	6,467,153	17,458	9,616	1,587,936	8,408,228
Financial assets at FVTOCI	399,077	233,107	21,674,437	165,999	—	7,225,989	29,698,609
Derivative assets (Designated for hedging)	—	—	149,418	—	—	—	149,418
Off-balance accounts	18,971,473	21,190,767	10,838,259	3,406,166	66,378,228	6,379,033	127,163,926

Total	79,025,136	57,154,556	90,923,397	7,619,604	241,581,091	43,149,063	519,452,847

	December 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	56,627,927	35,933,953	35,450,774	3,493,000	172,116,780	16,483,644	320,106,078
Securities at amortized cost	492,172	6,691	8,926,909	302,225	—	7,292,842	17,020,839
Financial assets at FVTPL	301,296	234,712	8,520,127	32,240	14,619	1,410,932	10,513,926
Financial assets at FVTOCI	475,881	207,903	23,017,149	142,396	—	5,104,812	28,948,141
Derivative assets (Designated for hedging)	—	—	174,820	—	—	—	174,820
Off-balance accounts	18,828,656	21,460,581	12,086,935	4,060,358	62,477,117	4,984,489	123,898,136

Total	76,725,932	57,843,840	88,176,714	8,030,219	234,608,516	35,276,719	500,661,940

②

The detailed industries of financial assets and corporate loans that might get affected by the spread of COVID-19 as of March 31, 2021 and December 31, 2020 are as follows and the industries that can be affected may change by future economic conditions (Unit: Korean Won in millions):

< Woori Bank >

			March 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,006,794	2,587	5,690
		General wholesale business	1,465,944	1,346	—
		Sub-total	2,472,738	3,933	5,690
		Accommodation business	1,613,159	4,182	5,700
		Travel business	62,853	—	—
		Art/sports, leisure service	1,490,969	9,640	—
		Food business	1,134,120	927	—
		Transportation business	362,787	334	—
		Education business	398,394	239	—
		Others	1,354,334	1,772	6,830
		Sub-total	8,889,354	21,027	18,220
Manufacturing		Textile	2,472,433	2,528	—
		Metal	1,376,619	8,452	—
		Non-metal	711,046	4,631	—
		Chemical	1,852,008	9,068	—
		Transportation	3,701,044	1,617	—
		Electronics	1,413,869	11,777	—
		Cosmetics	334,930	385	—
		Others	472,985	178	—
		Sub-total	12,334,934	38,636	—

	Total		21,224,288	59,663	18,220

			March 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	957,374	1,972,445
		General wholesale business	488,053	1,955,343
		Sub-total	1,445,427	3,927,788
		Accommodation business	153,528	1,776,569
		Travel business	15,654	78,507
		Art/sports, leisure service	121,640	1,622,249
		Food business	155,156	1,290,203
		Transportation business	240,256	603,377
		Education business	55,575	454,208
		Others	303,188	1,666,124
		Sub-total	2,490,424	11,419,025
Manufacturing		Textile	1,025,369	3,500,330
		Metal	1,569,538	2,954,609
		Non-metal	312,695	1,028,372
		Chemical	3,236,070	5,097,146
		Transportation	2,083,125	5,785,786
		Electronics	1,773,661	3,199,307
		Cosmetics	48,869	384,184
		Others	1,246,294	1,719,457
		Sub-total	11,295,621	23,669,191

	Total		13,786,045	35,088,216

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,070,789	11,944	5,461
		General wholesale business	1,407,563	3,573	—
		Sub-total	2,478,352	15,517	5,461
	Accommodation business		1,525,157	9,305	5,471
	Travel business		59,858	—	—
	Art/sports, leisure service		1,467,643	17,739	—
	Food business		1,078,832	2,515	—
	Transportation business		395,873	461	8,752
	Education business		367,701	489	—
	Others		1,286,578	2,691	—
	Sub-total		8,659,994	48,717	19,684
Manufacturing	Textile		2,281,344	6,608	6,559
	Metal		1,390,290	47,903	—
	Non-metal		698,478	8,357	—
	Chemical		1,819,207	19,161	—
	Transportation		3,268,095	2,060	—
	Electronics		1,424,297	19,280	—
	Cosmetics		323,231	217	—
	Others		368,123	277	—
	Sub-total		11,573,065	103,863	6,559

	Total		20,233,059	152,580	26,243

			December 31, 2020
			Off-balance accounts	Total
Service business	Distribution business	General retail business	897,101	1,985,295
		General wholesale business	483,360	1,894,496
		Sub-total	1,380,461	3,879,791
	Accommodation business		152,059	1,691,992
	Travel business		21,350	81,208
	Art/sports, leisure service		114,388	1,599,770
	Food business		135,680	1,217,027
	Transportation business		193,578	598,664
	Education business		48,064	416,254
	Others		318,641	1,607,910
	Sub-total		2,364,221	11,092,616
Manufacturing	Textile		1,064,005	3,358,516
	Metal		1,581,887	3,020,080
	Non-metal		377,506	1,084,341
	Chemical		3,233,405	5,071,773
	Transportation		2,183,616	5,453,771
	Electronics		1,789,605	3,233,182
	Cosmetics		54,518	377,966
	Others		1,483,551	1,851,951
	Sub-total		11,768,093	23,451,580

	Total		14,132,314	34,544,196

< Woori Card Co., Ltd. >

	March 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	1,825	—	—	12,988	14,813
Travel business	2,036	—	—	25,279	27,315
Aviation	429	—	—	4,186	4,615
Cosmetics industry	2,506	—	—	13,763	16,269
Distribution business	6,537	—	—	45,193	51,730
Food industry	29,293	—	—	163,464	192,757
Art/sports, leisure service	6,632	—	—	51,447	58,079
Total	49,258	—	—	316,320	365,578

	December 31, 2020
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	4,959	—	—	12,315	17,274
Travel business	2,175	—	—	25,367	27,542
Aviation	479	—	—	4,179	4,658
Cosmetics industry	2,462	—	—	13,376	15,838
Distribution business	8,050	—	—	44,354	52,404
Food industry	33,084	—	—	163,711	196,795
Art/sports, leisure service	6,156	—	—	51,962	58,118
Total	57,365	—	—	315,264	372,629

<Woori Financial Capital Co., Ltd.>

			March 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	12,617	—	—
		General wholesale business	160,140	—	—
		Sub-total	172,757	—	—
		Accommodation business	29,938	—	—
		Travel business	1,704	—	—
		Art/sports, leisure service	384	—	—
		Food business	1,043	—	—
		Transportation business	45,234	—	—
		Education business	1,365	—	—
		Others	201,059	—	—
		Sub-total	453,484	—	—
Manufacturing		Textile	3,419	—	—
		Metal	17,089	—	—
		Non-metal	15,798	—	—
		Chemical	3,802	—	—
		Transportation	57,127	—	—
		Electronics	8,506	—	—
		Cosmetics	325	—	—
		Others	36,132	—	—
		Sub-total	142,198	—	—
Total COVID-19 vulnerable business			595,682	—	—
Other business		Others	5,677,920	15,100	—

	Total		6,273,602	15,100	—

			March 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	12,617
		General wholesale business	—	160,140
		Sub-total	—	172,757
		Accommodation business	—	29,938
		Travel business	—	1,704
		Art/sports, leisure service	—	384
		Food business	—	1,043
		Transportation business	—	45,234
		Education business	—	1,365
		Others	28,544	229,603
		Sub-total	28,544	482,028
Manufacturing		Textile	—	3,419
		Metal	—	17,089
		Non-metal	—	15,798
		Chemical	—	3,802
		Transportation	—	57,127
		Electronics	—	8,506
		Cosmetics	—	325
		Others	1,486	37,618
		Sub-total	1,486	143,684
Total COVID-19 vulnerable business			30,030	625,712
Other business		Others	870,684	6,563,704

	Total		900,714	7,189,416

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	8,978	—	—
		General wholesale business	57,587	—	—
		Sub-total	66,565	—	—
	Accommodation business		6,292	—	—
	Travel business		1,293	—	—
	Art/sports, leisure service		615	—	—
	Food business		21,774	—	—
	Transportation business		28,270	—	—
	Education business		1,132	—	—
	Others		365,860	27,364	—
	Sub-total		491,801	27,364	—
Manufacturing	Textile		29,415	—	—
	Metal		17,963	—	—
	Non-metal		4,780	—	—
	Chemical		2,501	—	—
	Transportation		52,514	—	—
	Electronics		12,665	—	—
	Others		5,335	—	—
	Sub-total		125,173	—	—
Total COVID-19 vulnerable business			616,974	27,364	—
Other business	Others		6,202,754	225,078	—

	Total		6,819,728	252,442	—

			December 31, 2020
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	8,978
		General wholesale business	—	57,587
		Sub-total	—	66,565
		Accommodation business	—	6,292
		Travel business	—	1,293
		Art/sports, leisure service	—	615
		Food business	—	21,774
		Transportation business	—	28,270
		Education business	—	1,132
		Others	38,681	431,905
		Sub-total	38,681	557,846
Manufacturing		Textile	—	29,415
		Metal	3,365	21,328
		Non-metal	—	4,780
		Chemical	—	2,501
		Transportation	—	52,514
		Electronics	—	12,665
		Others	—	5,335
		Sub-total	3,365	128,538
Total COVID-19 vulnerable business			42,046	686,384
Other business		Others	333,766	6,761,598

	Total		375,812	7,447,982

< Woori Investment Bank Co., Ltd. >

	March 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	43,661	—	—	—	43,661
Distribution business	14,503	19,941	—	—	34,444
Art/sports, leisure service	27,299	—	—	—	27,299
Total	85,463	19,941	—	—	105,404

	December 31, 2020
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	44,900	—	—	—	44,900
Distribution business	15,716	20,000	—	—	35,716
Art/sports, leisure service	28,000	—	—	—	28,000
Total	88,616	20,000	—	—	108,616

3)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of March 31, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	March 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	292,870,341	24,132,609	11,330,419	9,917,557	1,537,366	339,788,292	(2,030,823)	337,757,469
Korean treasury and government agencies	19,620,948	881	52,300	—	—	19,674,129	(4,802)	19,669,327
Banks	17,349,390	811,286	45,125	—	—	18,205,801	(10,377)	18,195,424
Corporates	97,828,200	16,617,454	2,297,180	3,611,073	826,422	121,180,329	(1,268,956)	119,911,373
General business	63,435,725	10,053,282	1,714,086	2,378,801	590,157	78,172,051	(922,318)	77,249,733
Small- and medium-sized enterprise	28,891,269	6,018,927	579,923	1,169,600	200,015	36,859,734	(299,770)	36,559,964
Project financing and others	5,501,206	545,245	3,171	62,672	36,250	6,148,544	(46,868)	6,101,676
Consumers	158,071,803	6,702,988	8,935,814	6,306,484	710,944	180,728,033	(746,688)	179,981,345
Securities at amortized cost	16,279,577	—	—	—	—	16,279,577	(4,380)	16,275,197
Financial assets at FVTOCI (*3)	29,535,849	162,760	—	—	—	29,698,609	(9,702)	29,698,609

Total	338,685,767	24,295,369	11,330,419	9,917,557	1,537,366	385,766,478	(2,044,905)	383,731,275

	March 31, 2021
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	195,312,852	16,254,951	681,156	212,248,959
Korean treasury and government agencies	19,217	—	—	19,217
Banks	1,119,546	—	—	1,119,546
Corporates	68,635,132	4,139,408	415,451	73,189,991
General business	38,354,905	2,737,977	306,812	41,399,694
Small- and medium-sized enterprise	27,739,109	1,399,751	97,531	29,236,391
Project financing and others	2,541,118	1,680	11,108	2,553,906
Consumers	125,538,957	12,115,543	265,705	137,920,205
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	195,312,852	16,254,951	681,156	212,248,959

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	278,729,012	21,249,885	10,356,251	10,143,839	1,623,276	322,102,263	(1,996,185)	320,106,078
Korean treasury and government agencies	9,674,891	1,063	52,279	—	—	9,728,233	(2,514)	9,725,719
Banks	19,301,570	105,890	75,876	—	25,598	19,508,934	(15,745)	19,493,189
Corporates	93,889,922	14,873,376	1,890,564	3,860,389	839,234	115,353,485	(1,221,491)	114,131,994
General business	61,082,336	9,013,955	1,349,053	2,585,868	576,078	74,607,290	(869,744)	73,737,546
Small- and medium-sized enterprise	27,504,992	5,415,312	538,909	1,207,706	227,003	34,893,922	(304,077)	34,589,845
Project financing and others	5,302,594	444,109	2,602	66,815	36,153	5,852,273	(47,670)	5,804,603
Consumers	155,862,629	6,269,556	8,337,532	6,283,450	758,444	177,511,611	(756,435)	176,755,176
Securities at amortized cost	17,025,405	—	—	—	—	17,025,405	(4,566)	17,020,839
Financial assets at FVTOCI (*3)	28,789,281	158,860	—	—	—	28,948,141	(9,631)	28,948,141

Total	324,543,698	21,408,745	10,356,251	10,143,839	1,623,276	368,075,809	(2,010,382)	366,075,058

	December 31, 2020
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	187,731,443	15,677,871	696,709	204,106,023
Korean treasury and government agencies	19,280	—	—	19,280
Banks	1,003,971	—	—	1,003,971
Corporates	62,817,305	3,963,101	400,340	67,180,746
General business	35,578,470	2,670,480	271,815	38,520,765
Small- and medium-sized enterprise	25,404,002	1,290,941	118,265	26,813,208
Project financing and others	1,834,833	1,680	10,260	1,846,773
Consumers	123,890,887	11,714,770	296,369	135,902,026
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	187,731,443	15,677,871	696,709	204,106,023

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,066,660	792,876	28,063	168,247	71,981	12,127,827
Loan Commitments	108,643,033	3,362,891	2,094,752	932,548	2,875	115,036,099

Total	119,709,693	4,155,767	2,122,815	1,100,795	74,856	127,163,926

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2020
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	10,152,900	1,382,592	11,504	191,962	70,498	11,809,456
Loan Commitments	105,108,967	4,045,595	1,951,649	977,185	5,284	112,088,680

Total	115,261,867	5,428,187	1,963,153	1,169,147	75,782	123,898,136

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

For the three-month period ended March 31, 2021 and for the year ended December 31, 2020, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Bank for the three-month period March 31, 2021 and for the year ended December 31, 2020, and the VaR of the Bank as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021	For the three-month period ended March 31, 2021			December 31, 2020	For the year ended December 31, 2020
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,849	7,535	14,017	2,704	6,815	7,959	15,065	2,427
Stock price	2,535	3,710	6,423	1,797	2,283	5,783	14,394	1,982
Foreign currencies	5,475	10,629	13,144	4,849	11,160	8,814	11,233	4,613
Diversification	(4,835)	(11,956)	(19,754)	(4,005)	(11,087)	(11,175)	(18,796)	(3,452)

Total VaR(*)	6,024	9,918	13,830	5,345	9,171	11,381	21,896	5,570

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change innet interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of the end of March 31, 2021 and December 31, 2020 are as follows(Unit: Korean Won in millions):

	March 31, 2021		December 31, 2020 (*3)
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	756,566	38,260	634,596	66,138
Woori Card Co., Ltd.	103,537	27,205	—	—
Woori Financial Capital Co., Ltd.	47,571	173	—	—
Woori Investment Bank Co., Ltd.	8,579	6,121	—	—
Woori Asset Trust Co., Ltd.	788	850	—	—
Woori Asset Management Corp.	1,496	225	—	—
Woori Savings Bank	11,038	242	—	—
Woori Private Equity Asset Management Co., Ltd.	878	64	—	—
Woori Global Asset Management Co., Ltd.	369	59	—	—

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
(*3)	As of December 31, 2020, for the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank, EVE and NII were not calculated.

For the remaining subsidiaries except the Bank, consolidated trusts, and consolidated subsidiaries of the Bank as of December 31, 2020, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

	December 31, 2020
	EaR (*1)	VaR (*2)
Woori Card Co., Ltd.	106,645	157,085
Woori Financial Capital Co., Ltd.	3,701	12,550
Woori Investment Bank Co., Ltd.	1,479	5,005
Woori Asset Trust Co., Ltd.	3,211	398
Woori Asset Management Corp.	64	493
Woori Private Equity Asset Management Co., Ltd.	193	37
Woori Global Asset Management Co., Ltd.	119	318

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	178,526,455	49,707,111	11,491,408	15,962,264	65,297,986	5,902,194	326,887,418
Financial assets at FVTPL	571,104	52,420	55,087	42,177	265,515	21,312	1,007,615
Financial assets at FVTOCI	4,365,723	3,287,909	2,232,078	3,168,049	16,695,000	465,061	30,213,820
Securities at amortized cost	1,593,537	928,967	1,859,638	1,131,489	10,356,846	1,080,477	16,950,954

Total	185,056,819	54,976,407	15,638,211	20,303,979	92,615,347	7,469,044	375,059,807

Liability:
Deposits due to customers	132,744,772	44,173,222	40,944,579	24,492,917	56,330,327	104,065	298,789,882
Borrowings	10,653,724	3,113,232	1,026,086	924,025	4,100,234	450,572	20,267,873
Debentures	3,592,208	4,017,007	3,363,593	2,738,276	24,050,275	2,992,336	40,753,695

Total	146,990,704	51,303,461	45,334,258	28,155,218	84,480,836	3,546,973	359,811,450

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	177,214,415	54,035,826	12,410,513	11,140,520	64,799,854	5,170,572	324,771,700
Financial assets at FVTPL	609,542	263,510	91,791	94,879	150,148	13,239	1,223,109
Financial assets at FVTOCI	4,344,718	3,339,086	3,751,882	2,915,238	14,648,033	473,124	29,472,081
Securities at amortized cost	1,372,094	1,471,309	933,715	1,869,352	11,080,632	1,018,002	17,745,104

Total	183,540,769	59,109,731	17,187,901	16,019,989	90,678,667	6,674,937	373,211,994

Liability:
Deposits due to customers	127,557,303	46,471,099	35,455,403	29,354,652	52,395,811	50,655	291,284,923
Borrowings	11,223,338	2,832,846	1,126,728	949,892	3,828,384	452,495	20,413,683
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,026	39,224,735

Total	142,026,874	52,700,372	40,511,477	33,800,459	78,123,983	3,760,176	350,923,341

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of March 31, 2021 and December 31, 2020 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		March 31, 2021
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	4,547	5,153,627	24,308	249,972	4,109	708,198	151	200,402	695,225	7,007,424
	Loans and other financial assets at amortized cost	24,159	27,384,678	121,191	1,245,031	24,242	4,178,168	2,280	3,028,648	4,458,788	40,295,313
	Financial assets at FVTPL	316	358,279	18,007	186,813	82	14,090	289	384,461	72,661	1,016,304
	Financial assets at FVTOCI	2,747	3,113,631	—	—	5,304	914,135	37	49,284	598,560	4,675,610
	Securities at amortized cost	244	277,092	—	—	199	34,366	24	31,452	124,861	467,771

	Total	32,013	36,287,307	163,506	1,681,816	33,936	5,848,957	2,781	3,694,247	5,950,095	53,462,422

Liability	Financial liabilities at FVTPL	353	399,730	24,716	253,919	—	—	254	337,151	190,383	1,181,183
	Deposits due to customers	17,535	19,876,350	206,979	2,126,360	26,710	4,603,422	1,468	1,949,735	3,829,092	32,384,959
	Borrowings	5,012	5,680,656	9,679	99,432	433	74,603	524	696,318	459,964	7,010,973
	Debentures	4,622	5,238,897	—	—	—	—	—	—	400,296	5,639,193
	Other financial liabilities	3,996	4,529,406	4,973	51,087	4,713	812,319	128	170,631	233,630	5,797,073

	Total	31,518	35,725,039	246,347	2,530,798	31,856	5,490,344	2,374	3,153,835	5,113,365	52,013,381

Off-balance accounts		7,334	8,313,475	25,581	262,802	3,141	541,426	536	712,062	607,071	10,436,836

		December 31, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,584	6,074,879	22,832	240,710	4,580	764,686	115	154,154	501,900	7,736,329
	Loans and other financial assets at amortized cost	21,687	23,595,957	172,782	1,821,554	24,230	4,045,435	2,001	2,678,382	4,857,438	36,998,766
	Financial assets at FVTPL	280	304,146	18,855	198,781	73	11,989	248	332,182	88,745	935,843
	Financial assets at FVTOCI	2,741	2,981,832	—	—	2,601	434,258	37	49,789	565,893	4,031,772
	Securities at amortized cost	319	347,570	—	—	—	—	34	45,197	115,534	508,301

	Total	30,611	33,304,384	214,469	2,261,045	31,484	5,256,368	2,435	3,259,704	6,129,510	50,211,011

Liability	Financial liabilities at FVTPL	426	463,678	14,493	152,792	—	—	158	211,525	115,429	943,424
	Deposits due to customers	16,664	18,130,448	220,153	2,320,983	26,733	4,463,300	1,532	2,050,400	3,443,631	30,408,762
	Borrowings	5,657	6,154,464	48,446	510,750	—	—	590	789,955	697,234	8,152,403
	Debentures	3,973	4,322,800	—	—	—	—	—	—	444,711	4,767,511
	Other financial liabilities	2,381	2,590,147	6,705	70,690	1,853	309,319	64	85,553	193,128	3,248,837

	Total	29,101	31,661,537	289,797	3,055,215	28,586	4,772,619	2,344	3,137,433	4,894,133	47,520,937

Off-balance accounts		7,441	8,095,297	24,992	263,478	3,007	502,106	533	712,846	556,988	10,130,715

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	91,174	10,046	31,709	145,350	—	—	278,279
Deposits due to customers	202,939,311	30,930,651	29,328,550	26,647,737	9,201,264	1,793,756	300,841,269
Borrowings	9,037,059	2,966,604	1,972,685	1,579,947	4,316,029	461,907	20,334,231
Debentures	3,592,208	4,017,007	3,363,593	2,738,276	24,050,275	2,976,324	40,737,683
Lease liabilities	48,626	46,366	40,196	29,750	184,148	30,870	379,956
Other financial liabilities	17,924,779	76,388	10,546	10,294	559,815	1,724,166	20,305,988

Total	233,633,157	38,047,062	34,747,279	31,151,354	38,311,531	6,987,023	382,877,406

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	64,183	135,232	42,418	112,102	—	—	353,935
Deposits due to customers	191,660,253	34,349,298	25,213,410	31,144,452	9,230,904	1,793,143	293,391,460
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,551	40,809	34,761	201,113	34,780	409,443
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	213,305,895	40,520,357	30,950,767	36,664,937	35,960,535	7,691,299	365,093,790

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	91,174	10,046	31,709	145,350	—	—	278,279
Deposits due to customers	210,270,481	32,873,363	27,511,216	21,823,469	7,787,832	150,129	300,416,490
Borrowings	8,948,026	2,907,290	1,957,937	1,579,947	4,196,669	461,907	20,051,776
Debentures	3,592,208	4,017,007	3,363,593	2,738,276	24,050,275	2,976,324	40,737,683
Lease liabilities	48,969	46,506	40,509	31,147	189,994	32,809	389,934
Other financial liabilities	17,924,666	76,388	10,546	10,294	559,815	1,724,166	20,305,875

Total	240,875,524	39,930,600	32,915,510	26,328,483	36,784,585	5,345,335	382,180,037

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	68,909	131,496	41,428	112,102	—	—	353,935
Deposits due to customers	199,931,480	35,912,096	23,924,403	25,477,917	7,582,278	105,413	292,933,587
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,894	40,949	35,074	208,125	36,950	419,421
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	221,581,848	42,079,762	29,660,910	30,998,715	34,318,921	6,005,739	364,645,895

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2021	Cash flow risk hedge	2,815	495	216	(272)	29,809	—	33,063
	Fair value risk hedge	395	(1,352)	410	(1,323)	16,603	—	14,733
	Trading purpose	4,081,530	—	—	—	—	—	4,081,530
December 31, 2020	Cash flow risk hedge	2,655	6,004	515	239	55,744	—	65,157
	Fair value risk hedge	255	(302)	233	(287)	126	—	25
	Trading purpose	6,460,472	—	—	—	—	—	6,460,472

4)	Maturity analysis of off-balance accounts (Guarantees loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Guarantees	12,127,827	11,809,456
Loan commitments	115,036,099	112,088,680
Other commitments	4,723,483	4,933,086

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches”(AMA) based on self-compliance verification and independent third-party inspection results.

2)	Operational risk measurement

The Group is applying the basic indicator method for the purpose of calculating the regulatory capital of operation risk, and the Bank is applying the advanced measurement method. The Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits, financial services and other relevant services for customers of Woori Bank
Credit card	Credit card, cash services, card loans and other relevant services of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing and other relevant services of Woori Financial Capital Co., Ltd.
Investment banking	Securities operation, sale of financial instruments, project financing and other related services for comprehensive financing of Woori Investment Bank Co., Ltd.
Others

Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Savings Bank, Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute

(2) The details of income(expense) by each segment are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	1,198,862	141,138	68,398	24,824	5,582	1,438,804	180,862	1,619,666
Non-interest income(expense)	438,287	27,069	20,471	7,217	784,099	1,277,143	(909,697)	367,446
Impairment losses due to credit loss	(68,827)	(20,291)	(17,685)	412	(1,880)	(108,271)	(27,722)	(135,993)
General and administrative expense	(794,984)	(50,867)	(21,476)	(10,530)	(109,030)	(986,887)	69,280	(917,607)
Net operating income(expense)	773,338	97,049	49,708	21,923	678,771	1,620,789	(687,277)	933,512

Non-operating income(expense)	10,089	(942)	(16,042)	94	503	(6,298)	14,548	8,250

Net income(expense) before tax	783,427	96,107	33,666	22,017	679,274	1,614,491	(672,729)	941,762
Tax income(expense)	(191,676)	(24,136)	1,318	(5,012)	(3,192)	(222,698)	(197)	(222,895)

Net income(loss)	591,751	71,971	34,984	17,005	676,082	1,391,793	(672,926)	718,867
Total assets	389,831,636	11,713,174	8,242,006	4,881,514	25,067,160	439,735,490	(23,631,106)	416,104,384
Total liabilities	366,382,909	9,585,956	7,383,943	4,344,456	3,124,177	390,821,441	(1,895,387)	388,926,054

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries)
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Savings Bank, Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

	For the three-month period ended March 31, 2020
	Banking (*1)	Credit card	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	1,127,437	141,972	14,790	963	1,285,162	177,797	1,462,959
Non-interest income(expense)	445,175	7,492	4,424	773,419	1,230,510	(916,713)	313,797
Impairment losses due to credit loss	(65,511)	(34,551)	2,386	(548)	(98,224)	(12,668)	(110,892)
General and administrative expense	(804,390)	(48,657)	(6,691)	(100,104)	(959,842)	67,316	(892,526)
Net operating income(expense)	702,711	66,256	14,909	673,730	1,457,606	(684,268)	773,338

Non-operating income(expense)	(22,131)	(1,139)	(335)	(429)	(24,034)	3,309	(20,725)

Net income(expense) before tax	680,580	65,117	14,574	673,301	1,433,572	(680,959)	752,613
Tax income(expense)	(173,928)	(14,145)	(1,220)	(4,526)	(193,819)	(1,023)	(194,842)

Net income(loss)	506,652	50,972	13,354	668,775	1,239,753	(681,982)	557,771
Total assets (*4)	374,120,064	11,366,596	4,332,474	31,872,690	421,691,824	(22,610,807)	399,081,017
Total liabilities (*4)	348,706,682	9,312,986	3,803,594	9,606,742	371,430,004	925,168	372,355,172

(*1)	Banking includes gains and losses from separate Bank and local subsidiaries abroad.
(*2)

Other subsidiaries include gains and losses from Woori Financial Group Inc., Woori FIS Co., Ltd., Woori Finance Research Institute, Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Private Equity Asset Management Co., Ltd. and Woori Global Asset Management Co., Ltd.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.
(*4)	Total assets and liabilities are amounts at the end of the previous year.

(3)	Operating profit or loss from external customers for the three-month periods ended March 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2021	2020
Domestic	852,480	699,594
Foreign	81,032	73,744

Total	933,512	773,338

(4)	Major non-current assets as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021 (*)	December 31, 2020 (*)
Domestic	5,046,376	5,026,161
Foreign	438,713	433,869

Total	5,485,089	5,460,030

(*)	Major non-current assets included investments in joint ventures and associates, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The	Group does not have any single customer that generates 10% or more of the Group’s total revenue for the three-month periods ended March 31, 2021 and 2020.

6.	CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Cash	3,269,824	1,611,282
Foreign currencies	508,868	514,565
Demand deposits	7,027,972	7,314,353
Fixed deposits	342,425	550,783

Total	11,149,089	9,990,983

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Financial assets at fair value through profit or loss measured at fair value	12,883,899	14,762,941

(2)	Financial assets at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Deposits:
Gold banking asset	66,266	48,796
Securities:
Debt securities
Korean treasury and government agencies	1,149,077	1,020,418
Financial institutions	1,236,332	873,031
Corporates	1,095,152	761,681
Others	22,269	231,967
Equity securities	568,177	570,772
Capital contributions	866,232	865,685
Beneficiary certificates	3,041,262	2,812,558

Sub-total	7,978,501	7,136,112

Loans	476,584	676,291
Derivatives assets	4,362,548	6,901,742

Total	12,883,899	14,762,941

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of March 31, 2021 and December 31, 2020.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Debt securities:
Korean treasury and government agencies	3,970,734	2,922,671
Financial institutions	16,818,781	17,996,660
Corporates	3,767,094	3,896,744
Bond denominated in foreign currencies	4,675,556	4,031,721
Securities loaned	466,444	100,345

Sub-total	29,698,609	28,948,141

Equity securities	1,107,035	1,080,788

Total	30,805,644	30,028,929

(2)	Details of equity securities designated as financial assets at FVTOCI as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	March 31, 2021	December 31, 2020	Remarks
Investment for strategic business partnership purpose	814,139	778,657
Debt-equity swap	292,891	302,090
Others	5	41	Development Trust management purpose, etc.

Total	1,107,035	1,080,788

(3)	Changes in the allowance for credit losses and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(1,018)	—	—	(1,018)
Disposal	1,029	—	—	1,029
Others (*)	(82)	—	—	(82)

Ending balance	(9,702)	—	—	(9,702)

(*)	Others consist of foreign currencies translation, etc.

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(12)	—	—	(12)
Disposal	151	—	—	151
Others (*)	(90)	—	—	(90)

Ending balance	(8,520)	—	—	(8,520)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	7,940,702	—	—	7,940,702
Disposal/ Recovery	(7,309,538)	—	—	(7,309,538)
Loss on valuation	(22,384)	—	—	(22,384)
Amortization based on effective interest method	(4,476)	—	—	(4,476)
Others (*)	146,164	—	—	146,164

Ending balance	29,698,609	—	—	29,698,609

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,264,084	—	—	5,264,084
Disposal/ Recovery	(4,898,348)	—	—	(4,898,348)
Gain on valuation	46,321	—	—	46,321
Amortization based on effective interest method	19,532	—	—	19,532
Others (*)	136,440	—	—	136,440

Ending balance	27,363,190	—	—	27,363,190

(*)	Changes due to foreign currencies translation, etc.

(4) During the three-month periods ended March 31, 2021, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 8,675 million Won, and cumulative losses at disposal dates were 1,733 million Won.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Korean treasury and government agencies	7,034,237	6,947,495
Financial institutions	4,173,395	4,843,534
Corporates	4,604,173	4,726,075
Bond denominated in foreign currencies	467,772	508,301
Allowance for credit losses	(4,380)	(4,566)

Total	16,275,197	17,020,839

(2)	Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	187	—	—	187
Others (*)	(1)	—	—	(1)

Ending balance	(4,380)	—	—	(4,380)

(*) Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	143	—	—	143
Others (*)	(1)	—	—	(1)

Ending balance	(5,369)	—	—	(5,369)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	556,634	—	—	556,634
Disposal/ Recovery	(1,317,360)	—	—	(1,317,360)
Amortization based on effective interest method	713	—	—	713
Others (*)	14,185	—	—	14,185

Ending balance	16,279,577	—	—	16,279,577

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,458,443	—	—	1,458,443
Disposal/ Recovery	(1,781,580)	—	—	(1,781,580)
Amortization based on effective interest method	248	—	—	248
Others (*)	19,240	—	—	19,240

Ending balance	20,022,401	—	—	20,022,401

(*)	Changes due to foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Due from banks	20,783,418	9,863,160
Loans	303,794,836	302,794,182
Other financial assets	13,179,215	7,448,736

Total	337,757,469	320,106,078

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Due from banks in local currency:
Due from Bank of Korea (“BOK”)	17,497,653	6,519,226
Due from depository banks	87,126	84,195
Due from non-depository institutions	365	266
Due from the Korea Exchange	100,156	227
Others	203,092	172,914
Loss allowance	(4,261)	(1,576)

Sub-total	17,884,131	6,775,252

Due from banks in foreign currencies:		—
Due from banks on demand	1,410,358	1,608,126
Due from banks on time	209,298	296,489
Others	1,282,382	1,186,083
Loss allowance	(2,751)	(2,790)

Sub-total	2,899,287	3,087,908

Total	20,783,418	9,863,160

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	March 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	17,497,653	Reserve deposits under BOK Act
Due from KSFC	KB Securities Co. Ltd.	100,156	Futures trading margin
Others	Korea Federation of Savings Banks and others	125,370	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		17,723,179

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,406,684	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	57	Reserve deposits and others
Others	Korea Investment & Securities and others	1,277,113	Overseas futures and options trade deposits and others

Sub-total		2,683,854

Total		20,407,033

	Counterparty	December 31, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	6,519,226	Reserve deposits under BOK Act
Due from KSFC	KB Securities Co. Ltd.	227	Futures trading margin
Others	Korea Federation of Savings Banks and others	89,562	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		6,609,015

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,544,492	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	54	Reserve deposits and others
Others	Korea Investment & Securities and others	1,180,570	Overseas futures and options trade deposits and others

Sub-total		2,725,116

Total		9,334,131

(4)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,366)	—	—	(4,366)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(2,565)	—	—	(2,565)
Others (*)	(81)	—	—	(81)

Ending balance	(7,012)	—	—	(7,012)

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(904)	—	—	(904)
Others (*)	(742)	—	—	(742)

Ending balance	(6,506)	—	—	(6,506)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,867,526	—	—	9,867,526
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	10,903,125	—	—	10,903,125
Others (*)	19,779	—	—	19,779

Ending balance	20,790,430	—	—	20,790,430

(*)	Changes due to foreign currencies translation, etc.

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,497,083	—	—	14,497,083
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	3,121,044	—	—	3,121,044
Others (*)	17,120	—	—	17,120

Ending balance	17,635,247	—	—	17,635,247

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Loans in local currency	256,281,727	249,264,947
Loans in foreign currencies	20,686,054	20,025,092
Domestic banker’s usance	2,524,326	2,240,830
Credit card accounts	8,911,986	8,542,619
Bills bought in foreign currencies	5,139,172	5,763,427
Bills bought in local currency	205,444	133,650
Factoring receivables	35,715	38,017
Advances for customers on guarantees	28,729	31,300
Private placement bonds	553,425	353,585
Securitized loans	2,531,416	2,561,914
Call loans	2,338,827	2,352,034
Bonds purchased under resale agreements	2,852,160	10,145,749
Financial lease receivables	785,297	586,216
Installment financial bond	2,111,082	1,925,493
Others	179	380
Loan origination costs and fees	756,992	744,109
Discounted present value	(6,927)	(6,656)
Allowance for credit losses	(1,940,768)	(1,908,524)

Total	303,794,836	302,794,182

(6)	Changes in the allowance for credit losses of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)
Transfer to 12-month expected credit losses	(12,878)	12,405	473	(20,632)	20,531	101
Transfer to lifetime expected credit losses	16,566	(17,852)	1,286	7,217	(8,543)	1,326
Transfer to credit-impaired financial assets	3,189	18,390	(21,579)	1,287	15,498	(16,785)
Net reversal(provision) of allowance for credit losses	(12,435)	(15,786)	(19,748)	12,260	(40,624)	(19,543)
Recovery	—	—	(17,993)	—	—	(16,073)
Charge-off	—	—	41,837	—	—	44,920
Disposal	—	—	4,355	—	—	7,470
Interest income from impaired loans	—	—	3,566	—	—	3,498
Others	(298)	90	1,669	108	(973)	(5,795)

Ending balance	(127,383)	(87,216)	(211,827)	(327,220)	(536,018)	(389,625)

	For the three-month period ended March 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)
Transfer to 12-month expected credit losses	(16,999)	16,861	138	(50,509)	49,797	712
Transfer to lifetime expected credit losses	7,374	(7,633)	259	31,157	(34,028)	2,871
Transfer to credit-impaired financial assets	595	14,388	(14,983)	5,071	48,276	(53,347)
Net reversal(provision) of allowance for credit losses	7,316	(25,766)	(19,974)	7,141	(82,176)	(59,265)
Recovery	—	—	(16,361)	—	—	(50,427)
Charge-off	—	—	52,038	—	—	138,795
Disposal	—	—	—	—	—	11,825
Interest income from impaired loans	—	—	—	—	—	7,064
Others	(2)	—	—	(192)	(883)	(4,126)

Ending balance	(64,428)	(92,631)	(104,420)	(519,031)	(715,865)	(705,872)

	For the three-month period ended March 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(14,504)	14,098	406	(13,021)	12,662	359
Transfer to lifetime expected credit losses	8,585	(10,443)	1,858	8,375	(9,663)	1,288
Transfer to credit-impaired financial assets	1,466	11,165	(12,631)	1,418	12,971	(14,389)
Net reversal(provision) of allowance for credit losses	6,115	(14,734)	(24,506)	11,218	(17,337)	(12,728)
Recovery	—	—	(15,738)	—	—	(34,868)
Charge-off	—	—	42,110	—	—	50,982
Disposal	—	—	—	—	—	—
Interest income from impaired loans	—	—	2,387	—	—	3,684
Others	(217)	8	654	(9,957)	(53)	(119)

Ending balance	(83,703)	(77,868)	(131,048)	(326,225)	(299,138)	(395,836)

	For the three-month period ended March 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(10,742)	10,679	63	(38,267)	37,439	828
Transfer to lifetime expected credit losses	7,204	(7,535)	331	24,164	(27,641)	3,477
Transfer to credit-impaired financial assets	632	18,689	(19,321)	3,516	42,825	(46,341)
Net reversal(provision) of allowance for credit losses	3,091	(19,748)	(30,992)	20,424	(51,819)	(68,226)
Recovery	—	—	(15,724)	—	—	(66,330)
Charge-off	—	—	60,908	—	—	154,000
Disposal	—	—	23,653	—	—	23,653
Interest income from impaired loans	—	—	—	—	—	6,071
Others	(2)	—	—	(10,176)	(45)	535

Ending balance	(74,543)	(69,448)	(109,124)	(484,471)	(446,454)	(636,008)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909
Transfer to 12-month expected credit losses	2,872,732	(2,867,562)	(5,170)	755,089	(754,608)	(481)
Transfer to lifetime expected credit losses	(4,120,438)	4,139,532	(19,094)	(1,255,079)	1,258,930	(3,851)
Transfer to credit-impaired financial assets	(27,097)	(79,943)	107,040	(38,465)	(95,028)	133,493
Charge-off	—	—	(41,837)	—	—	(44,920)
Disposal	—	—	(14,500)	—	—	(41,523)
Net increase(decrease)	3,763,717	(609,902)	(23,295)	(1,966,948)	(273,327)	(83,400)

Ending balance	128,478,952	12,598,836	540,250	147,069,529	7,464,708	677,227

	For the three-month period ended March 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089
Transfer to 12-month expected credit losses	246,052	(245,887)	(165)	3,873,873	(3,868,057)	(5,816)
Transfer to lifetime expected credit losses	(419,090)	419,451	(361)	(5,794,607)	5,817,913	(23,306)
Transfer to credit-impaired financial assets	(9,781)	(42,185)	51,966	(75,343)	(217,156)	292,499
Charge-off	—	—	(52,038)	—	—	(138,795)
Disposal	—	—	—	—	—	(56,023)
Net increase(decrease)	485,267	(63,478)	(918)	2,282,036	(946,707)	(107,613)

Ending balance	7,581,423	1,146,121	178,558	283,129,904	21,209,665	1,396,035

	For the three-month period ended March 31, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	3,206,575	(3,201,133)	(5,442)	691,467	(688,581)	(2,886)
Transfer to lifetime expected credit losses	(3,734,638)	3,757,519	(22,881)	(1,070,228)	1,075,017	(4,789)
Transfer to credit-impaired financial assets	(27,175)	(93,870)	121,045	(52,348)	(101,371)	153,719
Charge-off	—	—	(42,110)	—	—	(50,982)
Disposal	—	—	—	—	—	—
Net increase(decrease)	1,037,546	(947,250)	(42,498)	6,137,168	(261,553)	(51,285)

Ending balance	111,735,591	11,964,073	425,788	140,150,038	4,934,110	784,034

	For the three-month period ended March 31, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	218,959	(218,881)	(78)	4,117,001	(4,108,595)	(8,406)
Transfer to lifetime expected credit losses	(289,664)	290,097	(433)	(5,094,530)	5,122,633	(28,103)
Transfer to credit-impaired financial assets	(12,081)	(50,884)	62,965	(91,604)	(246,125)	337,729
Charge-off	—	—	(60,908)	—	—	(154,000)
Disposal	—	—	(43,781)	—	—	(43,781)
Net increase(decrease)	(307,275)	(48,298)	3,184	6,867,439	(1,257,101)	(90,599)

Ending balance	6,888,406	857,866	189,316	258,774,035	17,756,049	1,399,138

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Cash Management Account asset (CMA asset)	210,500	210,000
Receivables	9,642,992	3,809,929
Accrued income	950,925	864,107
Telex and telephone subscription rights and refundable deposits	909,604	936,878
Domestic exchange settlement debit	1,348,987	1,518,775
Other assets	199,250	192,342
Allowance for credit losses	(83,043)	(83,295)

Total	13,179,215	7,448,736

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,666)	(5,450)	(74,179)	(83,295)
Transfer to 12-month expected credit losses	(128)	122	6	—
Transfer to lifetime expected credit losses	201	(213)	12	—
Transfer to credit-impaired financial assets	167	774	(941)	—
Reversal(Provision) of allowance for credit losses	355	(871)	172	(344)
Charge-off	—	—	477	477
Disposal	—	—	229	229
Others	(1,596)	(1)	1,487	(110)
Ending balance	(4,667)	(5,639)	(72,737)	(83,043)

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(96)	91	5	—
Transfer to lifetime expected credit losses	516	(118)	(398)	—
Transfer to credit-impaired financial assets	24	739	(763)	—
Provision of allowance for credit losses	(574)	(993)	(442)	(2,009)
Charge-off	—	—	70	70
Disposal	—	—	—	—
Others	(5)	—	(21)	(26)

Ending balance	(3,331)	(1,947)	(73,826)	(79,104)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,267,426	76,418	188,187	7,532,031
Transfer to 12-month expected credit losses	5,480	(5,471)	(9)	—
Transfer to lifetime expected credit losses	(10,549)	10,564	(15)	—
Transfer to credit-impaired financial assets	(4,366)	(2,195)	6,561	—
Charge-off	—	—	(477)	(477)
Disposal	—	—	(313)	(313)
Net increase	5,824,630	(41,005)	(52,608)	5,731,017

Ending balance	13,082,621	38,311	141,326	13,262,258

	For the three-month period ended March 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	6,176	(6,168)	(8)	—
Transfer to lifetime expected credit losses	(8,572)	8,592	(20)	—
Transfer to credit-impaired financial assets	(320)	(2,529)	2,849	—
Charge-off	—	—	(70)	(70)
Net increase(decrease)	649,342	(39,923)	17,086	626,505

Ending balance	8,706,470	52,619	137,711	8,896,800

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	66,266	—	—	66,266
Debt securities	694,161	2,804,511	4,158	3,502,830
Equity securities	34,492	—	443,654	478,146
Capital contributions	—	—	866,232	866,232
Beneficiary certificates	326,920	775,930	1,938,412	3,041,262
Loans	—	189,373	287,211	476,584
Derivative assets (Designated for trading)	1,686	4,355,297	5,565	4,362,548
Others	—	—	90,031	90,031

Sub-total	1,123,525	8,125,111	3,635,263	12,883,899

Financial assets at FVTOCI
Debt securities	4,576,767	25,121,842	—	29,698,609
Equity securities	543,319	—	563,716	1,107,035

Sub-total	5,120,086	25,121,842	563,716	30,805,644

Derivative assets (Designated for hedging)	—	149,418	—	149,418

Total	6,243,611	33,396,371	4,198,979	43,838,961

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	66,814	—	—	66,814
Derivative liabilities (Designated for trading)	5,264	4,056,214	20,363	4,081,841
Securities sold	207,510	—	—	207,510

Sub-total	279,588	4,056,214	20,363	4,356,165

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	3,955	3,955

Derivative liabilities (Designated for hedging)	—	52,590	—	52,590

Total	279,588	4,108,804	24,318	4,412,710

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	December 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	48,796	—	—	48,796
Debt securities	516,597	2,365,882	4,618	2,887,097
Equity securities	35,422	—	450,371	485,793
Capital contributions	—	—	865,685	865,685
Beneficiary certificates	24,895	869,852	1,917,811	2,812,558
Loans	—	467,229	209,062	676,291
Derivative assets (Designated for trading)	18,416	6,875,454	7,872	6,901,742
Others	—	—	84,979	84,979

Sub-total	644,126	10,578,417	3,540,398	14,762,941

Financial assets at FVTOCI
Debt securities	3,092,237	25,855,904	—	28,948,141
Equity securities	510,073	—	570,715	1,080,788

Sub-total	3,602,310	25,855,904	570,715	30,028,929

Derivative assets (Designated for hedging)	—	174,820	—	174,820

Total	4,246,436	36,609,141	4,111,113	44,966,690

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,279	—	—	49,279
Derivative liabilities (Designated for trading)	6,024	6,433,727	20,136	6,459,887
Securities sold	285,026	—	—	285,026

Sub-total	340,329	6,433,727	20,136	6,794,192

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	19,630	19,630

Derivative liabilities (Designated for hedging)	—	64,769	—	64,769

Total	340,329	6,498,496	39,766	6,878,591

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in March 31, 2021 and December 31, 2020 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at the standard price.	Standard price

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, risk-free market rate, forward rate, etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in March 31, 2021 and December 31, 2020 are as follows:

	Valuation methods	Input variables
Loans	Fair value is calculated by using the Binomial Tree, which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset, and LSMC. The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Values of underlying assets, volatility, risk-free market rate and credit spread

Debt securities	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to debt securities issuers.	Risk-free market rate and credit spread

Equity securities, capital contributions and Beneficiary certificates	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, and Binomial Tree, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, net asset of the investment association and discount rate

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Risk-free market rate, discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Equity-linked securities	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Values of underlying assets, discount rate, dividends, volatility, correlation coefficient, foreign exchange rate, etc.

Others	Fair value is measured by DCF model, LSMC, etc.	Stock prices, volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock prices, Volatility of underlying asset	31.88%	Variation of fair value increases as volatility of underlying asset increases.

	LSMC		Stock prices, Volatility of underlying asset	29.06%	Variation of fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	21.30~85.10%	Variation of fair value increases as volatility of underlying assets increases.

		Equity related	Correlation coefficient	0.28~0.76	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.

	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.

Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	21.30~85.10%	Variation of fair value increases as volatility of underlying assets increases.

		Equity related	Correlation coefficient	0.28~0.76	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.

Equity-linked securities	Monte Carlo Simulation and others	Equity related	Correlation coefficient	0.49~0.64	Fair value of equity-linked securities increases if both historical volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in historical volatility, the fair value variation of equity-linked securities may decrease.

			Volatility of underlying asset	21.30~40.60%

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Equity securities, capital contributions, and beneficiary certificates	LSMC		Stock prices, Volatility of underlying asset	25.06~32.90%	Variation of fair value increases as volatility of underlying asset increases.

	DCF model and others		Discount rate	5.95~36.92%	Fair value increases as discount rate decreases.

			Terminal growth rate	0.00~1.00%	Fair value increases as terminal growth rate increases.

			Liquidation value	0.00%	Variation of liquidation value increases as volatility of underlying assets increases

Others	Income approach		Discount rate	12.69%	Fair value increases as discount rate decreases.

			Growth rate	1.00%	Fair value increases as growth rate increases.

	LSMC		Stock prices, Volatility of underlying asset	25.06~36.97%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group, and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Beginning balance	Net Income(loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL Debt securities	4,618	(460)	—	—	—	—	4,158
Equity securities	450,371	13,895	—	3,240	(23,852)	—	443,654
Capital contributions	865,685	6,383	—	96,735	(102,571)	—	866,232
Beneficiary certificates	1,917,811	9,590	—	37,243	(26,232)	—	1,938,412
Loans	209,062	3,698	—	134,553	(60,102)	—	287,211
Derivative assets	7,872	234	—	508	(3,049)	—	5,565
Others	84,979	5,560	—	1,000	(1,508)	—	90,031

Sub-total	3,540,398	38,900	—	273,279	(217,314)	—	3,635,263

Financial assets at FVTOCI
Equity securities	570,715	—	(7,120)	121	—	—	563,716

Total	4,111,113	38,900	(7,120)	273,400	(217,314)	—	4,198,979

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,136	12,749	—	(2,525)	(9,997)	—	20,363
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	19,630	(962)	—	—	(14,713)	—	3,955
Derivative liabilities (Designated for hedging)	—	—	—	—	—	—	—

Total	39,766	11,787	—	(2,525)	(24,710)	—	24,318

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 23,545 million Won included in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the three-month period ended March 31, 2020
	Beginning balance	Net Income(loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	5,826	116	—	—	(27)	—	5,915
Equity securities	528,621	14,399	—	1,461	(3,714)	32	540,799
Capital contributions	515,199	(4,884)	—	37,316	(7,565)	300	540,366
Beneficiary certificates	1,275,734	6,729	—	100,225	(35,738)	—	1,346,950
Loans	152,629	159	—	51,809	(29,718)	—	174,879
Derivative assets	25,048	277,382	—	13,045	(16,551)	(3,469)	295,455

Sub-total	2,503,057	293,901	—	203,856	(93,313)	(3,137)	2,904,364

Financial assets at FVTOCI
Equity securities	493,698	—	(11,702)	37	(4)	(300)	481,729

Total	2,996,755	293,901	(11,702)	203,893	(93,317)	(3,437)	3,386,093

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	(2,992)	—	8,237	(48,483)	—	28,801
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	87,626	(10,771)	—	—	(54,681)	—	22,174
Derivative liabilities (Designated for hedging)	321	—	—	—	(321)	—	—

Total	159,986	(13,763)	—	8,237	(103,485)	—	50,975

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The loss amounting to 312,180 million Won for the three-month period ended March 31, 2020, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 4,223,297 million Won and 4,150,879 million Won as of March 31, 2021 and December 31, 2020 respectively, equity instruments of 3,549,738 million Won and 3,052,432 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of March 31, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	March 31, 2021
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	781	4	—	—
Loans (*2)	1,689	(1,671)	—	—
Debt securities	12	(11)	—	—
Equity securities (*2) (*3) (*4)	7,109	(7,164)	—	—
Beneficiary certificates (*4)	1,427	(1,404)	—	—
Others (*2)	1,177	(1,081)	—	—
Financial assets at FVTOCI Equity securities (*3) (*4)	—	—	25,458	(19,298)

Total	12,195	(11,327)	25,458	(19,298)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	927	(841)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	38	(40)	—	—

Total	965	(881)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2020
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	110	(257)	—	—
Loans (*2)	933	(932)	—	—
Debt securities	13	(10)	—	—
Equity securities (*2) (*3) (*4)	8,539	(7,337)	—	—
Beneficiary certificates (*4)	1,403	(1,537)	—	—
Others (*2)	640	(547)	—	—
Financial assets at FVTOCI Equity securities (*3) (*4)	—	—	21,587	(16,740)

Total	11,638	(10,620)	21,587	(16,740)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	776	(405)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	57	(45)	—	—

Total	833	(450)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,776,033	13,673,295	—	16,449,328	16,275,197
Loans and other financial assets at amortized cost	—	3	335,716,354	335,716,354	337,757,469
Financial liabilities:
Deposits due to customers	—	299,304,657	—	299,304,657	298,919,981
Borrowings	—	20,168,210	132,573	20,300,783	20,256,488
Debentures	—	39,260,149	—	39,260,149	39,078,257
Other financial liabilities	—	23,377,189	562,360	23,939,549	24,159,996

	December 31, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,968,875	14,299,748	—	17,268,623	17,020,839
Loans and other financial assets at amortized cost	—	—	318,144,845	318,144,845	320,106,078
Financial liabilities:
Deposits due to customers	—	291,767,282	—	291,767,282	291,477,279
Borrowings	—	20,586,930	176,745	20,763,675	20,745,466
Debentures	—	37,931,989	—	37,931,989	37,479,358
Other financial liabilities	—	13,305,067	286,489	13,591,556	13,808,386

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	March 31, 2021
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	66,266	—	20,783,418	—	20,849,684
Securities	7,978,501	30,805,644	16,275,197	—	55,059,342
Loans	476,584	—	303,794,836	—	304,271,420
Derivative assets	4,362,548	—	—	149,418	4,511,966
Other financial assets	—	—	13,179,215	—	13,179,215

Total	12,883,899	30,805,644	354,032,666	149,418	397,871,627

	March 31, 2021
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	66,814	—	298,919,981	—	298,986,795
Borrowings	207,510	3,955	20,256,488	—	20,467,953
Debentures	—	—	39,078,257	—	39,078,257
Derivative liabilities	4,081,841	—	—	52,590	4,134,431
Other financial liabilities	—	—	24,159,996	—	24,159,996

Total	4,356,165	3,955	382,414,722	52,590	386,827,432

	December 31, 2020
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	48,796	—	9,863,160	—	9,911,956
Securities	7,136,112	30,028,929	17,020,839	—	54,185,880
Loans	676,291	—	302,794,182	—	303,470,473
Derivative assets	6,901,742	—	—	174,820	7,076,562
Other financial assets	—	—	7,448,736	—	7,448,736

Total	14,762,941	30,028,929	337,126,917	174,820	382,093,607

	December 31, 2020
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	49,279	—	291,477,279	—	291,526,558
Borrowings	285,026	19,630	20,745,466	—	21,050,122
Debentures	—	—	37,479,358	—	37,479,358
Derivative liabilities	6,459,887	—	—	64,769	6,524,656
Other financial liabilities	—	—	13,808,386	—	13,808,386

Total	6,794,192	19,630	363,510,489	64,769	370,389,080

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the three-month periods ended March 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Interest income(expense)	Fees and commissions income	Reversal(provision) of credit loss	Gain(loss) on valuation and transactions	Others	Total
Financial assets at FVTPL	11,375	—	—	82,083	53,318	146,776
Financial assets at FVTOCI	91,786	403	(1,018)	37,011	13,272	141,454
Securities at amortized cost	82,243	—	187	—	—	82,430
Loans and other financial assets at amortized cost	2,141,782	112,710	(137,209)	34,676	—	2,151,959
Financial liabilities at amortized cost	(705,558)	—	—	—	—	(705,558)
Net derivatives (designated for hedging)	—	—	—	34,263	—	34,263

Total	1,621,628	113,113	(138,040)	188,033	66,590	1,851,324

	For the three-month period ended March 31, 2020
	Interest income(expense)	Fees and commissions income	Reversal(provision) of credit loss	Gain(loss) on valuation and transactions	Others	Total
Financial assets at FVTPL	12,529	—	—	468,075	30,635	511,239
Financial assets at FVTOCI	126,177	—	(12)	2,600	17,134	145,899
Securities at amortized cost	104,059	—	143	—	—	104,202
Loans and other financial assets at amortized cost	2,261,049	87,320	(102,534)	26,747	—	2,272,582
Financial liabilities at amortized cost	(1,037,697)	—	—	—	—	(1,037,697)
Net derivatives (designated for hedging)	—	—	—	33,850	—	33,850

Total	1,466,117	87,320	(102,403)	531,272	47,769	2,030,075

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2021	December 31, 2020	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2021.2.28	(*4)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2021.3.31
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2021.2.28	(*4)
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Reading Doctors Co., Ltd. (*3)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*3)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2021.3.31
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2021.3.31
K BANK Co., Ltd. (*2)	Finance	26.2	26.2	Korea	2021.2.28	(*4)
Smart Private Equity Fund No.2	Other financial services	20.0	20.0	Korea	2021.3.31
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	2021.3.31
Well to Sea No. 3 Private Equity Fund (*5)	Finance	50.0	50.0	Korea	—
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2021.3.31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2021.3.31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2021.3.31
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2020.12.31	(*4)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Other financial services	100.0	100.0	Korea	2021.3.31
Genesis Environmental Energy Company 1st Private Equity Fund	Trust and collective investment	24.8	24.8	Korea	2021.3.31
Union Technology Finance Investment Association	Trust and collective investment	29.7	29.7	Korea	2021.3.31
Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund 2	Other financial services	19.9	19.9	Korea	2021.3.31
Woori G Clean Energy No.1	Investment trust and discretionary investment business	29.3	29.3	Korea	2021.3.31
Woori Goseong Power EBL Private Special Asset Fund	Trust and collective investment	16.7	16.7	Korea	2021.3.31

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2021	December 31, 2020	Location	Financial statements as of
Woori Seoul Beltway Private Special Asset Fund	Trust and collective investment	25.0	25.0	Korea	2021.3.31
Woori Corporate Private Securities Fund 1(Bond)	Collective investment business	20.0	—	Korea	2021.3.31
Woori G Star Private Placement Investment Trust No.33 [FI]	Collective investment business	15.8	—	Korea	2021.3.31
Woori Financial Capital Co., Ltd.
AJU TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2021.3.31
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2021.3.31
KIWOOM PE AJU Investment Fund (*7)	Other financial services	9.1	9.1	Korea	2021.3.31
Woori Investment Bank Co., Ltd. (*6)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2021.3.31
Woori Asset Management Co. Ltd.
Woori High plus G.B. Securities Feeder Fund1(G.B.)	Collective investment business	22.6	21.8	Korea	2021.3.31
Woori Star50 Master Fund ClassC-F	Collective investment business	20.0	24.5	Korea	2021.3.31
Woori Private Equity Asset Management Co., Ltd.
Uri Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	2021.3.31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2021.1.31	(*4)
Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	28.7	28.7	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*3)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*3)	Complex transportation brokerage	49.8	49.8	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd.	Manufacturing	25.8	25.8	Korea	2020.12.31	(*4)
Sinseong Trading Co., Ltd. (*3)	Manufacturing	27.9	27.9	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	—	Korea	2020.12.31	(*4)

		Percentage of ownership (%)
Joint ventures and associates	Main business	March 31, 2021	December 31, 2020	Location	Financial statements as of
Woori bank and Woori Financial Capital Co., Ltd. (*6)
JC Assurance No.2 Private Equity Fund	Collective investment business	29.3	29.3	Korea	2021.3.31
Dream Company Growth no.1 PEF	Collective investment business	27.8	27.8	Korea	2021.3.31
HMS-Oriens 1st Fund	Trust and collective investment	22.8	22.8	Korea	2021.3.31
Woori G Senior Loan No.1	Investment trust and discretionary investment business	21.7	21.7	Korea	2021.3.31
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	—	Korea	2021.3.31
Woori Bank and Woori Investment Bank Co., Ltd. (*6)
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2021.3.31
Woori bank and Woori Asset Management Co., Ltd. (*6)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	Collective investment business	25.1	23.3	Korea	2021.3.31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	38.4	38.4	Korea	2021.3.31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2021.3.31

(*1)	Most of the significant business transactions of associates are with the Group as of March 31, 2021 and December 31, 2020.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of March 31, 2021 and December 31, 2020.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	The estimated recoverable amount of 15,434 million won at the time of liquidation was classified as receivable.
(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-operator to exert significant influence.
(*8)	Woori G IPO10 [FI_Bal][F]C(F), Woori G Egis Bond[FI][F](C(F)) can exert significant influence but was classified as an item measured at fair value through profit or loss.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Acquisition cost	January 1, 2021	Share of profits(losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2021
W Service Networks Co., Ltd.	108	191	(41)	—	—	—	—	150
Korea Credit Bureau Co., Ltd.	3,313	8,125	(294)	—	—	(90)	—	7,741
Korea Finance Security Co., Ltd.	3,267	3,066	(26)	—	—	—	—	3,040
Woori Growth Partnerships New Technology Private Equity Fund	16,371	15,032	(164)	—	(567)	—	(7)	14,294
2016KIF-IMM Woori Bank Technology Venture Fund	11,060	13,238	(48)	—	(833)	—	—	12,357
K BANK Co., Ltd.	236,232	174,097	(8,268)	—	—	—	210	166,039
Smart Private Equity Fund No.2	2,915	1,481	(805)	—	—	—	—	676
Woori Bank-Company K Korea Movie Asset Fund	600	2,788	59	—	(1,500)	—	—	1,347
Partner One Value Up I Private Equity Fund	10,000	9,816	(22)	—	—	—	(16)	9,778
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,756	9,756	—	—	—	—	—	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,129	4,129	—	—	—	—	—	4,129
LOTTE CARD Co.,Ltd	346,810	422,832	3,101	—	—	(10,374)	1,414	416,973
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,023	9	—	—	—	—	10,032
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	3,979	(15)	—	—	—	—	3,964
Union Technology Finance Investment Association	7,500	4,485	(88)	3,000	—	—	—	7,397
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,234	39	—	—	(63)	(80)	3,130
Woori G Clean Energy No.1	2,477	1,024	59	1,463	—	—	—	2,546
Woori Goseong Power EBL Private Special Asset Fund	14,915	15,118	122	—	—	(125)	—	15,115
Woori Seoul Beltway Private Special Asset Fund	6,273	5,613	25	682	—	(22)	—	6,298
Woori Corporate Private Securities Fund 1(Bond)	10,000	—	(22)	10,000	—	—	—	9,978
Woori G Star Private Placement Investment Trust No.33 [FI]	20,000	—	94	20,000	—	—	—	20,094
AJU TAERIM 1st Fund	1,100	283	(5)	—	—	—	—	278
Portone-Cape Fund No.1	340	960	(21)	—	(660)	—	—	279
KIWOOM PE AJU Investment Fund	1,000	994	(5)	—	—	—	—	989
Woori FirstValue Private Real Estate Fund No.2	9,000	2,130	(636)	—	—	—	—	1,494
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	6,076	(9)	—	—	—	—	6,067
Woori Star50 Master Fund ClassC-F	200	184	(13)	—	—	—	—	171
Uri Hanhwa Eureka Private Equity Fund	350	403	(1)	—	—	—	—	402
Godo Kaisha Oceanos 1	10,800	10,193	(27)	—	—	(271)	(25)	9,870

	For the three-month period ended March 31, 2021
	Acquisition cost	January 1, 2021	Share of profits(losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2021
Force TEC Co., Ltd.	—	393	(169)	—	—	—	154	378
KUM HWA Co., Ltd.	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund	29,050	29,050	(217)	—	—	—	—	28,833
Dream Company Growth no.1 PEF	8,000	7,705	248	—	—	—	—	7,953
HMS-Oriens 1st Fund	12,000	12,000	7	—	—	—	—	12,007
Woori G Senior Loan No.1	64,950	52,045	614	12,991	—	(455)	—	65,195
Genesis Eco No.1 Private Equity Fund	8,400	—	(622)	8,400	—	—	—	7,778
PCC-Woori LP Secondary Fund	7,575	8,128	116	—	—	—	—	8,244
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	110,221	93,474	357	20,000	—	(2,504)	—	111,327
Woori-Q Corporate Restructuring Private Equity Fund	23,146	22,904	1,236	—	—	—	—	24,140
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,480	38,342	(159)	—	—	—	(97)	38,086

	1,047,367	993,291	(5,591)	76,536	(3,560)	(13,904)	1,553	1,048,325

	For the three-month period ended March 31, 2020
	Acquisition cost	January 1, 2020	Share of profits(losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	March 31, 2020
W Service Networks Co., Ltd.	108	186	(32)	—	—	—	—	154
Korea Credit Bureau Co., Ltd.	3,313	6,845	340	—	—	(90)	—	7,095
Korea Finance Security Co., Ltd.	3,267	3,287	44	—	—	—	—	3,331
Saman Corporation	8,521	849	(396)	—	—	—	36	489
Woori Growth Partnerships New Technology Private Equity Fund	18,666	19,212	(425)	—	—	—	—	18,787
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,141	—	—	—	—	(1,064)	14,077
K BANK Co., Ltd.	73,150	31,254	(3,810)	—	—	—	47	27,491
Smart Private Equity Fund No.2	2,915	2,764	(10)	—	—	—	—	2,754
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	244	—	(900)	—	—	2,667
Well to Sea No.3 Private Equity Fund	101,483	209,023	8,678	—	—	(256)	(590)	216,855
Partner One Value Up I Private Equity Fund	10,000	9,908	(29)	—	—	—	—	9,879
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	6,596	4,576	—	2,020	—	—	—	6,596
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,054	4,375	—	—	(321)	—	—	4,054
LOTTE CARD Co.,Ltd	346,810	409,444	4,752	810	—	(5,710)	342	409,638
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,291	(4)	—	—	—	45	3,332
Woori All-in-One World EMP 40 [Bond Mixed-FOF]	5,000	—	(460)	5,000	—	—	—	4,540
Uri Hanhwa Eureka Private Equity Fund	350	342	(1)	—	—	—	—	341
Godo Kaisha Oceanos 1	10,800	10,952	197	—	—	(395)	—	10,754
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,572	11,841	(229)	19,906	—	—	27	31,545
Chin Hung International Inc.	130,779	51,176	(1,616)	—	—	—	35	49,595
PCC-Woori LP Secondary Fund	2,525	2,525	(61)	—	—	—	—	2,464
Woori-Q Corporate Restructuring Private Equity Fund	6,129	6,046	(42)	—	—	—	—	6,004

	784,814	806,360	7,140	27,736	(1,221)	(6,451)	(1,122)	832,442

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	March 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	5,548	2,511	3,146	88
Korea Credit Bureau Co., Ltd.	114,454	38,853	30,618	3,512
Korea Finance Security Co., Ltd.	33,217	12,951	10,956	(192)
Woori Growth Partnerships New Technology Private Equity Fund	62,173	231	6	(237)
2016KIF-IMM Woori Bank Technology Venture Fund	58,508	—	2	5
K BANK Co., Ltd.	7,511,879	7,032,658	22,709	(10,170)
Smart Private Equity Fund No.2	13,611	25	—	(30)
Woori Bank-Company K Korea Movie Asset Fund	5,407	20	249	229
Partner One Value Up I Private Equity Fund	42,043	3	73	(90)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	46,072	323	188	(138)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,640	14	—	—
LOTTE CARD Co.,Ltd (*)	14,690,553	12,327,352	1,733,450	95,545
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,035	1	197	32
Genesis Environmental Energy Company 1st Private Equity Fund	16,085	71	—	(63)
Union Technology Finance Investment Association	25,194	290	2	(295)
Japanese Hotel Real Estate Private Equity Fund 2	15,771	14	224	197
Woori G Clean Energy No.1	8,691	5	206	202
Woori Goseong Power EBL Private Special Asset Fund	90,713	21	755	732
Woori Seoul Beltway Private Special Asset Fund	25,193	1	107	99
Woori Corporate Private Securities Fund 1(Bond)	63,287	13,371	50	49
Woori G Star Private Placement Investment Trust No.33 [FI]	126,689	25	2,290	1,230
AJU TAERIM 1st Fund	1,192	107	—	(21)
Portone-Cape Fund No.1	1,398	—	—	(103)
KIWOOM PE AJU Investment Fund	10,929	54	—	(54)
Woori FirstValue Private Real Estate Fund No.2	14,919	2,469	(5,299)	(5,303)
Woori High plus G.B. Securities Feeder Fund1(G.B.)	26,869	—	18	18
Woori Star50 Master Fund ClassC-F	857	—	(1)	(1)
Uri Hanhwa Eureka Private Equity Fund	50,167	115	20	(96)
Godo Kaisha Oceanos 1	66,195	45,552	2,047	(57)
Force TEC Co., Ltd.	45,741	44,272	33,917	(1,071)
KUM HWA Co., Ltd.	33	179	85	(27)
JC Assurance No.2 Private Equity Fund	98,421	13	—	(10)
Dream Company Growth no.1 PEF	28,675	43	—	(51)
HMS-Oriens 1st Fund	53,153	—	678	521
Woori G Senior Loan No.1	301,159	19	3,015	2,837
Genesis Eco No.1 Private Equity Fund	26,846	10	—	(157)
PCC-Woori LP Secondary Fund	21,227	4	467	301
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	451,173	—	1,425	1,425
Woori-Q Corporate Restructuring Private Equity Fund	63,804	878	237	(294)
Woori-Shinyoung Growth-Cap Private Equity Fund I	109,363	466	—	(339)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)
W Service Networks Co., Ltd.	6,305	2,448	18,525	1,197
Korea Credit Bureau Co., Ltd.	117,077	37,599	107,810	13,391
Korea Finance Security Co., Ltd.	36,978	16,536	60,599	(1,985)
Woori Growth Partnerships New Technology Private Equity Fund	65,390	252	1,589	(9,601)
2016KIF-IMM Woori Bank Technology Venture Fund	64,109	1,198	7,425	6,201
K BANK Co., Ltd.	4,040,051	3,530,074	68,144	(83,989)
Smart Private Equity Fund No.2	13,667	51	1	(204)
Woori Bank-Company K Korea Movie Asset Fund	11,273	119	1,926	1,461
Well to Sea No.3 Private Equity Fund	22,001	3,102	610,535	16,061
Partner One Value Up I Private Equity Fund	42,205	—	308	(329)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	46,542	655	1,024	(411)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	—	284	(85)
LOTTE CARD Co.,Ltd (*)	14,578,716	12,238,805	1,255,593	78,781
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,025	1	187	23
Genesis Environmental Energy Company 1st Private Equity Fund	16,192	118	1,400	974
Union Technology Finance Investment Association	15,151	51	1	(50)
Japanese Hotel Real Estate Private Equity Fund 2	16,293	15	1,359	1,271
Woori G Clean Energy No.1	3,496	1	33	32
Woori Goseong Power EBL Private Special Asset Fund	90,728	21	3,060	2,969
Woori Seoul Beltway Private Special Asset Fund	22,452	1	352	323
AJU TAERIM 1st Fund	1,192	86	—	(22)
Portone-Cape Fund No.1	4,800	—	—	—
KIWOOM PE AJU Investment Fund	10,986	57	—	(71)
Woori FirstValue Private Real Estate Fund No.2	20,220	2,467	9	(9)
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	—	148	148
Woori Star50 Master Fund ClassC-F	1,011	246	11	11
Uri Hanhwa Eureka Private Equity Fund	50,382	235	8,150	7,676
Godo Kaisha Oceanos 1	66,793	45,472	1,425	14
Force TEC Co., Ltd.	47,077	45,552	25,914	(415)
JC Assurance No.2 Private Equity Fund	98,431	13	—	(732)
Dream Company Growth no.1 PEF	28,727	43	—	(116)
HMS-Oriens 1st Fund	52,685	53	90	20
Woori G Senior Loan No.1	240,414	15	1,721	1,584
PCC-Woori LP Secondary Fund	20,927	4	2,082	1,425
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	—	10,727	10,727
Woori-Q Corporate Restructuring Private Equity Fund	58,355	433	206	(1,590)
Woori-Shinyoung Growth-Cap Private Equity Fund I	110,452	825	23,875	21,106

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)

As of March 31, 2021 and December 31, 2020, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	March 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,037	4.9	150	—	—	—	150
Korea Credit Bureau Co., Ltd.	75,601	9.9	7,492	246	—	3	7,741
Korea Finance Security Co., Ltd.	20,265	15.0	3,040	—	—	—	3,040
Woori Growth Partnerships New Technology Private Equity Fund	61,942	23.1	14,296	—	—	(2)	14,294
2016KIF-IMM Woori Bank Technology Venture Fund	58,508	20.0	11,702	—	—	655	12,357
K BANK Co., Ltd. (*1) (*2)	479,221	26.2	125,556	44,117	(3,634)	—	166,039
Smart Private Equity Fund No.2 (*2)	13,586	20.0	2,717	—	(2,041)	—	676
Woori Bank-Company K Korea Movie Asset Fund	5,387	25.0	1,347	—	—	—	1,347
Partner One Value Up Ist Private Equity Fund	42,040	23.3	9,779	—	—	(2)	9,777
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	45,749	20.0	9,150	—	—	606	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,626	25.0	3,906	—	—	224	4,130
LOTTE CARD Co., Ltd (*1)	2,084,862	20.0	416,972	—	—	1	416,973
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,033	100.0	10,033	—	—	(1)	10,032
Genesis Environmental Energy Company 1st Private Equity Fund	16,014	24.8	3,964	—	—	—	3,964
Union Technology Finance Investment Association	24,903	29.7	7,396	—	—	1	7,397
Japanese Hotel Real Estate Private Equity Fund 2	15,757	19.9	3,130	—	—	—	3,130

	March 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori G Clean Energy No.1	8,686	29.3	2,546	—	—	—	2,546
Woori Goseong Power EBL Private Special Asset Fund	90,692	16.7	15,115	—	—	—	15,115
Woori Seoul Beltway Private Special Asset Fund	25,192	25.0	6,298	—	—	—	6,298
Woori Corporate Private Securities Fund 1(Bond)	49,916	20.0	9,978	—	—	—	9,978
Woori G Star Private Placement Investment Trust No.33 [FI]	126,664	15.8	20,094	—	—	—	20,094
AJU TAERIM 1st Fund	1,085	25.6	278	—	—	—	278
Portone-Cape Fund No.1	1,398	20.0	279	—	—	—	279
KIWOOM PE AJU Investment Fund	10,875	9.1	989	—	—	—	989
Woori FirstValue Private Real Estate Fund No.2	12,450	12.0	1,494	—	—	—	1,494
Woori High plus G.B. Securities Feeder Fund1(G.B.)	26,869	22.6	6,067	—	—	—	6,067
Woori Star50 Master Fund ClassC-F	857	20.0	171	—	—	—	171
Uri Hanhwa Eureka Private Equity Fund	50,051	0.8	402	—	—	—	402
Godo Kaisha Oceanos 1	20,643	47.8	9,870	—	—	—	9,870
Force TEC	1,469	25.8	378	—	—	—	378
KUM HWA Co., Ltd.	(146)	20.1	(29)	—	—	29	—
JC Assurance No.2 Private Equity Fund	98,408	29.3	28,833	—	—	—	28,833
Dream Company Growth no.1 PEF	28,632	27.8	7,953	—	—	—	7,953
HMS-Oriens 1st Fund	53,153	22.8	12,007	—	—	—	12,007
Woori G Senior Loan No.1	301,140	21.7	65,195	—	—	—	65,195
Genesis Eco No.1 Private Equity Fund	26,836	29.0	7,778	—	—	—	7,778
PCC-Woori LP Secondary Fund	21,224	38.8	8,243	—	—	1	8,244
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	451,173	25.1	111,327	—	—	—	111,327
Woori-Q Corporate Restructuring Private Equity Fund	62,925	38.4	24,140	—	—	—	24,140
Woori-Shinyoung Growth-Cap Private Equity Fund I	108,897	35.0	38,086	—	—	—	38,086

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,857	4.9	191	—	—	—	191
Korea Credit Bureau Co., Ltd.	79,478	9.9	7,876	246	—	3	8,125
Korea Finance Security Co., Ltd.	20,442	15.0	3,066	—	—	—	3,066
Woori Growth Partnerships New Technology Private Equity Fund	65,138	23.1	15,034	—	—	(2)	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	62,911	20.0	12,582	—	—	656	13,238
K BANK Co., Ltd. (*1) (*2)	509,978	26.2	133,614	44,117	(3,634)	—	174,097
Smart Private Equity Fund No.2 (*2)	13,616	20.0	2,723	—	(1,242)	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	11,154	25.0	2,788	—	—	—	2,788
Well to Sea No.3 Private Equity Fund (*3)	18,899	50.0	—	—	—	—	—
Partner One Value Up Ist Private Equity Fund	42,205	23.3	9,817	—	—	(1)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	45,888	20.0	9,178	—	—	578	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
LOTTE CARD Co., Ltd (*1)	2,114,159	20.0	422,832	—	—	—	422,832
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,024	100.0	10,024	—	—	(1)	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	16,074	24.8	3,979	—	—	—	3,979
Union Technology Finance Investment Association	15,100	29.7	4,485	—	—	—	4,485
Japanese Hotel Real Estate Private Equity Fund 2	16,278	19.9	3,234	—	—	—	3,234
Woori G Clean Energy No.1	3,495	29.3	1,024	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	90,707	16.7	15,118	—	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund	22,451	25.0	5,613	—	—	—	5,613
AJU TAERIM 1st Fund	1,106	25.6	283	—	—	—	283
Portone-Cape Fund No.1	4,800	20.0	960	—	—	—	960
KIWOOM PE AJU Investment Fund	10,929	9.1	994	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	17,753	12.0	2,130	—	—	—	2,130
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	21.8	6,076	—	—	—	6,076
Woori Star50 Master Fund ClassC-F	765	24.5	184	—	—	—	184
Uri Hanhwa Eureka Private Equity Fund	50,147	0.8	403	—	—	—	403
Godo Kaisha Oceanos 1	21,321	47.8	10,193	—	—	—	10,193
Force TEC	1,526	25.8	393	—	—	—	393
JC Assurance No.2 Private Equity Fund	98,418	29.3	29,050	—	—	—	29,050
Dream Company Growth no.1 PEF	28,684	27.8	7,705	—	—	—	7,705
HMS-Oriens 1st Fund	52,632	22.8	12,000	—	—	—	12,000
Woori G Senior Loan No.1	240,399	21.7	52,045	—	—	—	52,045
PCC-Woori LP Secondary Fund	20,923	38.8	8,126	—	—	2	8,128

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	23.3	93,474	—	—	—	93,474
Woori-Q Corporate Restructuring Private Equity Fund	57,922	38.4	22,220	—	—	684	22,904
Woori-Shinyoung Growth-Cap Private Equity Fund I	109,627	35.0	38,342	—	—	—	38,342

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.
(*3)	The estimated recoverable amount of 15,687 million Won at the time of liquidation was classified as receivable.

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Acquisition cost	403,771	409,702
Accumulated depreciation	(23,102)	(22,152)
Accumulated impairment losses	(86)	(86)

Net carrying value	380,583	387,464

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2021	2020
Beginning balance	387,464	280,239
Acquisition	—	1,477
Disposal	—	(348)
Depreciation	(574)	(547)
Transfer	(3,865)	(4,631)
Foreign currencies translation adjustments	(2,329)	380
Others	(113)	412

Ending balance	380,583	276,982

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,732,427	777,925	254,434	48,780	9,888	1	2,823,455
Right-of-use asset	—	431,045	14,337	—	—	—	445,382
Carrying value	1,732,427	1,208,970	268,771	48,780	9,888	1	3,268,837

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Right-of-use asset	—	435,132	12,423	—	—	—	447,555
Carrying value	1,726,045	1,222,172	280,648	50,085	8,246	2	3,287,198

(2)	Details of premises and equipment (owned) as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,733,087	1,075,072	1,142,988	478,024	9,888	20	4,439,079
Accumulated depreciation	—	(297,147)	(888,554)	(429,244)	—	(19)	(1,614,964)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,732,427	777,925	254,434	48,780	9,888	1	2,823,455

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,726,705	1,076,647	1,142,653	478,290	8,246	20	4,432,561
Accumulated depreciation	—	(289,607)	(874,428)	(428,205)	—	(18)	(1,592,258)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Acquisitions	—	2,923	9,291	4,150	2,514	—	18,878
Disposals	—	—	(323)	(343)	—	—	(666)
Depreciation	—	(8,128)	(23,544)	(5,432)	—	(1)	(37,105)
Classified as held-for-sale	(465)	(1,242)	346	10	(396)	—	(1,747)
Transfer	3,649	217	—	—	—	—	3,866
Foreign currencies translation adjustments	153	164	1,042	630	31	—	2,020
Others	3,045	(3,049)	(603)	(320)	(507)	—	(1,434)

Ending balance	1,732,427	777,925	254,434	48,780	9,888	1	2,823,455

	For the three-month period ended March 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	—	1,209	17,996	5,784	120	—	25,109
Disposals	(6,422)	(332)	(595)	(108)	—	—	(7,457)
Depreciation	—	(9,133)	(23,417)	(9,657)	—	—	(42,207)
Transfer	4,313	318	—	—	—	—	4,631
Foreign currencies translation adjustments	(1,053)	(925)	432	293	(16)	—	(1,269)
Others	—	(3,634)	594	375	(32)	—	(2,697)

Ending balance	1,757,997	789,802	273,026	51,526	1,359	2	2,873,712

(4)	Details of right-of-use assets as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Building	Equipment and vehicles	Total
Acquisition cost	742,371	29,775	772,146
Accumulated depreciation	(311,326)	(15,438)	(326,764)

Net carrying value	431,045	14,337	445,382

	December 31, 2020
	Building	Equipment and vehicles	Total
Acquisition cost	720,417	28,463	748,880
Accumulated depreciation	(285,285)	(16,040)	(301,325)

Net carrying value	435,132	12,423	447,555

(5)	Details of changes in right-of-use assets for the three-month periods ended March 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Building	Equipment and vehicles	Total
Beginning balance	435,132	12,423	447,555
New contracts	40,218	5,468	45,686
Changes in contract	1,938	33	1,971
Termination	(3,512)	(489)	(4,001)
Depreciation	(61,140)	(2,790)	(63,930)
Others	18,409	(308)	18,101

Ending balance	431,045	14,337	445,382

	For the three-month period ended March 31, 2020
	Building	Equipment and vehicles	Total
Beginning balance	449,878	17,236	467,114
New contracts	83,925	1,221	85,146
Changes in contract	6,004	—	6,004
Termination	(777)	(271)	(1,048)
Depreciation	(59,968)	(2,497)	(62,465)
Others	11,130	(140)	10,990

Ending balance	490,192	15,549	505,741

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	337,222	1,810	601,743	1,132,593	40,678	505	2,114,551
Accumulated amortization	—	(1,157)	(394,841)	(894,111)	—	—	(1,290,109)
Accumulated impairment losses	—	—	—	(33,534)	(3,564)	—	(37,098)

Net carrying value	337,222	653	206,902	204,948	37,114	505	787,344

	December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	334,290	1,810	582,998	1,114,615	39,454	6,669	2,079,836
Accumulated amortization	—	(1,101)	(374,125)	(875,636)	—	—	(1,250,862)
Accumulated impairment losses	—	—	—	(33,534)	(3,363)	—	(36,897)

Net carrying value	334,290	709	208,873	205,445	36,091	6,669	792,077

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	334,290	709	208,873	205,445	36,091	6,669	792,077
Acquisitions	—	—	15,000	11,532	1,070	—	27,602
Disposal	—	—	—	—	—	—	—
Amortization (*)	—	(56)	(20,719)	(16,604)	—	—	(37,379)
Impairment losses	—	—	—	—	(116)	—	(116)
Transfer	—	—	3,748	2,921	—	(6,669)	—
Foreign currencies translation adjustments	2,932	—	—	919	69	—	3,920
Others	—	—	—	735	—	505	1,240

Ending balance	337,222	653	206,902	204,948	37,114	505	787,344

(*)	Amortization of other intangible assets amounting to 2,989 million Won is included in other operating expenses.

	For the three-month period ended March 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	692	225,193	234,147	29,330	4,066	844,110
Acquisitions	—	8	13,227	7,236	2,031	361	22,863
Disposal	—	—	—	—	(300)	—	(300)
Amortization (*)	—	(49)	(17,019)	(16,319)	—	—	(33,387)
Impairment losses	—	—	—	—	(7)	—	(7)
Transfer	—	—	428	3	—	(431)	—
Foreign currencies translation adjustments	(5,974)	—	—	(1,228)	76	—	(7,126)
Others	(1,560)	—	—	201	(42)	—	(1,401)

Ending balance	343,148	651	221,829	224,040	31,088	3,996	824,752

(*)	Amortization of other intangible assets amounting to 3,385 million Won is included in other operating expenses.

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	March 31, 2021	December 31, 2020
Premises and equipment	1,707	2,130
Investments of associates	48,452	50,411
Others	7,505	7,461

Total	57,664	60,002

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from March 31, 2021 and December 31, 2020.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Lease assets	1,150,252	1,116,175
Prepaid expenses	256,363	170,820
Advance payments	39,921	28,256
Assets for non-business use	12,139	12,135
Others	29,615	21,608

Total	1,488,290	1,348,994

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Financial instruments at fair value through profit or loss measured at fair value	4,356,165	6,794,192
Financial liabilities at fair value through profit or loss designated as upon initial recognition	3,955	19,630

Total	4,360,120	6,813,822

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Deposits
Gold banking liabilities	66,814	49,279
Borrowings
Securities sold	207,510	285,026
Derivative liabilities	4,081,841	6,459,887

Total	4,356,165	6,794,192

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Equity-linked securities
Equity-linked securities in short position	3,955	19,630

The Group designated the financial liability at a fair value through profit or loss since the financial liability is a compound contract that includes one or more embedded derivatives which IFRS 1109 ‘Financial Instruments’ allows designation of fair value through profit or loss.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities index. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Carrying amount	3,955	19,630
Nominal amount at maturity	5,164	25,780

Difference	(1,209)	(6,150)

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Deposits in local currency
Deposits on demand	14,580,877	12,454,024
Deposits at termination	244,650,792	242,397,664
Mutual installment	25,710	26,319
Deposits on notes payables	2,753,141	2,647,492
Deposits on CMA	111,906	110,413
Certificate of deposits	2,979,923	2,072,389
Other deposits	1,444,488	1,372,461

Sub-total	266,546,837	261,080,762

Deposits in foreign currencies
Deposits in foreign currencies	32,384,961	30,408,762

Present value discount	(11,817)	(12,245)

Total	298,919,981	291,477,279

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3	3,078,436
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,122,270
Others	The Korea Development Bank and others	0.0 ~ 4.0	7,457,252

Sub-total			12,657,958

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.4) ~ 7.3	6,428,859
Bills sold	Others	0.0 ~ 0.9	9,220
Call money	Bank and others	(0.4) ~ 2.1	416,073
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	744,952
Present value discount			(574)

Total			20,256,488

	December 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3	2,678,120
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 5.0	2,155,129
Others	The Korea Development Bank and others	0.0 ~ 5.5	7,255,938

Sub-total			12,089,187

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.4) ~ 7.3	7,573,722
Bills sold	Others	0.0 ~ 0.9	8,924
Call money	Bank and others	(0.3) ~ 3.8	416,370
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	657,823
Present value discount			(560)

Total			20,745,466

(2) Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2021		December 31, 2020
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.7 ~ 4.5	31,270,454	0.8 ~ 4.5	29,623,445
Subordinated bonds	1.9 ~ 5.9	7,001,310	1.9 ~ 5.9	6,955,515
Other bonds	0.7 ~ 17.0	836,751	0.6 ~ 17.0	925,677

Sub-total		39,108,515		37,504,637

Discounts on bonds		(30,258)		(25,279)

Total		39,078,257		37,479,358

(*)

Included debentures under fair value hedge amounting to 3,441,597 million Won and 2,767,208 million Won as of March 31, 2021 and December 31, 2020 respectively. Also, debentures under cash flow hedge amounting to 885,064 million Won and 857,531 million Won are included as of March 31, 2021 and December 31, 2020 respectively.

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Asset retirement obligation	81,679	68,402
Provisions for guarantees (*1)	85,626	89,592
Provisions for unused loan commitments	119,306	122,155
Other provisions (*2)	225,263	221,494

Total	511,874	501,643

(*1)	Provisions for guarantees includes provision for financial guarantee of 61,980 million Won and 66,232 million Won as of March 31, 2021 and December 31, 2020, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the three-month period ended March 31, 2021
	Stage1	Stage2	Stage3	Total
Beginning balance	64,804	16,745	8,043	89,592
Transfer to 12-month expected credit loss	210	(210)	—	—
Transfer to expected credit loss for the entire period	(24)	24	—	—
Transfer to credit-impaired financial assets	—	(13)	13	—
Provisions used	(1,707)	—	—	(1,707)
Net provision(reversal) of unused amount	(646)	1,917	(414)	857
Others (*)	(3,117)	1	—	(3,116)

Ending balance	59,520	18,464	7,642	85,626

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the three-month period ended March 31, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	55	(55)	—	—
Transfer to expected credit loss for the entire period	(64)	64	—	—
Transfer to credit-impaired financial assets	(2)	—	2	—
Provisions used	(5,287)	—	—	(5,287)
Net provision(reversal) of unused amount	(736)	1,598	5,546	6,408
Others (*)	4,040	—	—	4,040

Ending balance	48,807	27,910	20,930	97,647

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the three-month period ended March 31, 2021
	Stage1	Stage2	Stage3	Total
Beginning balance	63,240	55,726	3,189	122,155
Transfer to 12-month expected credit loss	9,035	(8,714)	(321)	—
Transfer to expected credit loss for the entire period	(1,599)	1,801	(202)	—
Transfer to credit-impaired financial assets	(38)	(71)	109	—
Net provision(reversal) of unused amount	(6,975)	4,390	(319)	(2,904)
Others	55	—	—	55

Ending balance	63,718	53,132	2,456	119,306

	For the three-month period ended March 31, 2020
	Stage1	Stage2	Stage3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	3,708	(3,596)	(112)	—
Transfer to expected credit loss for the entire period	(1,725)	1,851	(126)	—
Transfer to credit-impaired financial assets	(52)	(90)	142	—
Net provision(reversal) of unused amount	(2,388)	3,944	525	2,081
Others	41	—	—	41

Ending balance	64,622	45,273	4,781	114,676

(3)	Changes in asset retirement obligation for the three-month periods ended March 31, 2021 and 2020, obligation are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2021	2020
Beginning balance	68,402	66,485
Provisions provided	15,361	2,801
Provisions used	(1,794)	(118)
Reversal of provisions unused	(2)	(74)
Unwinding of discount	103	72
Others	(391)	—

Ending balance	81,679	69,166

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of March 31, 2021, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the three-month periods ended March 31, 2021 and 2020, are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2021	2020
Beginning balance	221,494	172,455
Provisions provided	2,780	38,365
Provisions used	(1,607)	(51,660)
Reversal of provisions unused	(49)	(20)
Foreign currencies translation adjustments	2,668	2,107
Others	(23)	—

Ending balance	225,263	161,247

(5)	Others

1)

The Group has been offering Korean Won settlement services for trade with Korea and Iran; however, the Group has stopped the services for trade in line with U.S. economic sanctions on September 23, 2019. The Group resumed the service humanitarian goods trade only since July 13, 2020. In connection with these services, the Group is currently being investigated by the U.S. government agencies including the U.S. prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and New York State Financial Supervisory Service as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the U.S. In this regard, Office of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, but the investigation procedures of the U.S. Public Prosecutors’ Office and the New York State Financial Supervisory Service have yet to be completed.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during the previous term and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

For the three-month period ended March 31, 2021, the Group recognized the provisions for the required expenditure as the best estimate to fulfill its obligations as of March 31, 2021 due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of March 31, 2021, the provision for this case is 106.8 billion Won and the advance payment is 114.5 billion Won.

22.	NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Present value of defined benefit obligation	1,583,463	1,610,680
Fair value of plan assets	(1,497,719)	(1,564,101)

Net defined benefit liabilities (*)	85,744	46,579

(*)

Net defined benefit liability of 85,744 million Won and 46,579 million Won as of March 31, 2021 and December 31, 2020 is the subtracted amount of the net defined benefit asset of 2 million Won 5,658 million Won from the net defined benefit liability of 85,746 million Won and 52,237 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31
		2021	2020
	Beginning balance	1,610,680	1,442,859
	Current service cost	44,608	43,402
	Interest cost	9,924	8,369
Remeasurements	Financial assumption	(49,725)	(2,956)
	Demographic assumptions	—	—
	Experience adjustments	56,114	28,216
	Retirement benefit paid	(88,648)	(43,695)
	Foreign currencies translation adjustments	31	(140)
	Others	479	1,208

	Ending balance	1,583,463	1,477,263

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2021	2020
Beginning balance	1,564,101	1,352,971
Interest income	10,187	8,556
Remeasurements	(3,685)	(1,443)
Employer’s contributions	9	200
Retirement benefit paid	(72,928)	(42,862)
Others	35	—

Ending balance	1,497,719	1,317,422

(4)	Fair value of plan assets as of March 31, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Cash and due from banks	1,497,719	1,564,101

Meanwhile, among plan assets, realized returns on plan assets amount to 6,502 million Won and 7,113 million Won for the three-month periods ended March 31, 2021 and 2020, respectively.

(5)

Current service cost, net interest income, loss(gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2021	2020
Current service cost	44,608	43,402
Net interest income	(263)	(187)

Cost recognized in net income	44,345	43,215

Remeasurements (*)	10,074	26,703

Cost recognized in total comprehensive income	54,419	69,918

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 1,288 million Won and 1,131 million Won for the three-month periods ended March 31, 2021 and 2020, respectively.

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Other financial liabilities:
Accounts payable	9,792,333	4,028,639
Accrued expenses	1,732,870	2,049,401
Borrowings from trust accounts	3,604,184	2,984,031
Agency business revenue	398,459	466,485
Foreign exchange payables	883,614	789,189
Domestic exchange settlement credits	129,135	180,251
Lease liabilities	389,476	407,431
Other miscellaneous financial liabilities	7,628,148	3,317,358
Present value discount	(8,747)	(6,968)

Sub-total	24,549,472	14,215,817

Other liabilities:
Unearned income	250,774	254,702
Other miscellaneous liabilities	295,164	219,111

Sub-total	545,938	473,813

Total	25,095,410	14,689,630

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		March 31, 2021
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	220,736	—	—	—	—	—	—
Swaps	132,440,724	—	149,418	242,534	676	14,210	427,069
Purchase options	250,000	—	—	4,993	—	—	—
Written options	265,668	—	—	—	—	—	6,822
Currency:
Futures	29,754	—	—	—	—	—	—
Forwards	105,489,954	—	—	1,778,048	—	—	1,228,007
Swaps	91,905,430	—	—	1,598,431	37,704	—	1,408,866
Purchase options	1,332,023	—	—	21,783	—	—	—
Written options	1,828,351	—	—	—	—	—	10,967
Equity:
Futures	179,497	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	391,904	—	—	553	—	—	13,886
Purchase options	11,166,873	—	—	716,206	—	—	—
Written options	12,338,439	—	—	—	—	—	986,224

Total	357,839,364	—	149,418	4,362,548	38,380	14,210	4,081,841

		December 31, 2020
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	184,413	—	—	—	—	—	—
Swaps	137,057,240	—	174,820	318,545	1,476	28	524,190
Purchase options	330,000	—	—	6,271	—	—	—
Written options	285,440	—	—	—	—	—	5,419
Currency:
Futures	2,546	—	—	—	—	—	—
Forwards	105,146,634	—	—	2,541,957	—	—	2,848,980
Swaps	87,249,320	—	—	3,325,135	63,265	—	2,415,610
Purchase options	1,147,877	—	—	59,329	—	—	—
Written options	1,632,048	—	—	—	—	—	23,271
Equity:
Futures	123,742	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	269,039	—	—	—	—	—	12,533
Purchase options	9,863,110	—	—	650,505	—	—	—
Written options	10,369,009	—	—	—	—	—	629,884

Total	353,660,429	—	174,820	6,901,742	64,741	28	6,459,887

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships that the Group applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, USD 6M LIBOR and AUD 3M BBSW. The nominal amounts of hedging instruments related to 1M LIBOR, 3M LIBOR, 6M LIBOR and 3M BBSW in the hedging relationships of the Group are USD 370,000,000, USD 2,530,000,000, USD 500,000,000 and AUD 150,000,000, respectively. The Group pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Group determined that such uncertainty is expected to be no longer exist when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the March 31, 2021, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,441,597 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread and AUD BBSW 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the March 31, 2021, the Group has applied cash flow hedge on local currency denominated debentures amounting to 149,947 million Won, debentures on foreign currency amounting to 735,117 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, EUR, SGD, JPY and Korean Won in millions):

	March 31, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,550,000,000	300,000,000	2,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	50,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	80,000,000	470,000,000	—	550,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000

	December 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	50,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	130,000,000	470,000,000	—	600,000,000
Foreign currencies translation risk
Currency swap (SGD)	68,000,000	—	—	68,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of March 31, 2021 and December 31, 2020 are as follows:

March 31, 2021
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.41%% receipt and Libor 3M + 1.36% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.69% receipt, 1.99% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.70% receipt, KRW 0.93% paid, USD/KRW = 1,207 USD 3M Libor+0.91% receipt, KRW 1.21% paid, USD/KRW = 1,159
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,139

December 31, 2020
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.69% receipt, 2.06% paid KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.80% receipt, KRW 1.45% paid, USD/KRW = 1,155 USD 1M Libor+0.67% receipt, KRW 1.14% paid, USD/KRW = 1,190 USD 1M Libor+0.69% receipt, KRW 1.02% paid, USD/KRW = 1,199
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 827

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, AUD and SGD):

	March 31, 2021
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,850,000,000			Derivative assets (designated for hedging)
Interest rate swap	AUD 150,000,000	149,418	14,210	Derivative liabilities (designated for hedging)	(50,683)
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000		676	Derivative liabilities (designated for hedging)	800
Foreign currency translation risk and interest rate risk
Currency swap	USD 550,000,000		35,562	Derivative liabilities (designated for hedging)	28,433
Foreign currency translation risk
Currency swap	USD 100,000,000		2,142	Derivative liabilities (designated for hedging)	(601)

	December 31, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,300,000,000			Derivative assets (designated for hedging)
Interest rate swap	AUD 150,000,000	174,820	28	Derivative liabilities (designated for hedging)	57,221
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000	—	1,476	Derivative liabilities (designated for hedging)	(196)
Foreign currency translation risk and interest rate risk
Currency swap	USD 600,000,000	—	62,893	Derivative liabilities (designated for hedging)	(69,319)
Foreign currency translation risk
Currency swap	SGD 68,000,000	—	373	Derivative liabilities (designated for hedging)	(4,699)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,441,597	—	92,142	Debentures	58,653	—
Cash flow hedge
Interest rate risk
Debentures	—	149,947	—	—	Debentures	(782)	(329)
Foreign currencies translation risk and interest rate risk
Debentures	—	622,475	—	—	Debentures	(21,701)	242
Foreign currencies translation risk
Debentures	—	112,642	—	—	Debentures	1,210	(1,190)

(*)	After tax amount

	December 31, 2020
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,767,208	—	144,741	Debentures	(59,073)	—
Cash flow hedge
Interest rate risk
Debentures	—	149,936	—	—	Debentures	188	(909)
Foreign currencies translation risk and interest rate risk
Debentures	—	651,704	—	—	Debentures	61,823	(95)
Foreign currencies translation risk
Debentures	—	55,891	—	—	Debentures	6,564	(268)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	7,970	Other net operating income(expense)

		For the three-month period ended March 31, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	3,751	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2021
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffective ness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	800	—	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	28,141	291	(2,065)	Other net operating income(expense)	(25,938)	Other net operating income(expense)
	Foreign currencies translation risk	(343)	(258)	(587)	Other net operating income(expense)	(445)	Other net operating income(expense)

		For the three-month period ended March 31, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffective ness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(801)	32	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	24,787	525	(5,803)	Other net operating income(expense)	(27,954)	Other net operating income(expense)
	Foreign currencies translation risk	472	152	(886)	Other net operating income(expense)	39	Other net operating income(expense)

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2021	2020
Beginning balance	6,939	52,260
New transactions	23,025	26,268
Amounts recognized in losses	(6,007)	(27,923)

Ending balance	23,957	50,605

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or loss at the end of March 31, 2021 and 2020.

26.	EQUITY

(1)	Details of equity as of March 31, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Capital
Common stock capital	3,611,338	3,611,338
Hybrid securities	1,895,366	1,895,366
Capital surplus
Paid in capital in excess of par	608,348	608,348
Others	17,766	17,763

Sub-total	626,114	626,111

Capital adjustments
Treasury stock	—	—
Other adjustments (*1)	(1,720,861)	(1,775,312)

Sub-total	(1,720,861)	(1,775,312)

Accumulated other comprehensive income
Financial assets at FVTOCI	(37,157)	(9,833)
Changes in capital due to equity method	(1,026)	(2,609)
Loss from foreign business translation	(219,524)	(298,363)
Remeasurements of defined benefit plan	(268,445)	(261,195)
Loss on evaluation of cash flow hedge	(1,529)	(1,386)
Capital related to noncurrent assets held for sale	1,179	1,226

Sub-total	(526,502)	(572,160)

Retained earnings (*2) (*3)	19,627,439	19,268,265
Non-controlling interest (*4)	3,665,436	3,672,237

Total	27,178,330	26,725,845

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,568,367 million Won and 2,547,547 million Won as of March 31, 2021 and December 31, 2020, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 122,370 million Won and 62,830 million Won as of March 31, 2021 and December 31, 2020 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 3,105,070 million Won as of March 31, 2021 and December 31, 2020, respectively, are recognized as non-controlling interests. 28,132 million Won and 29,213 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the three-month period ended March 31, 2021 and 2020, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	March 31, 2021	December 31, 2020
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	722,267,683 Shares
Capital stock	3,611,338 million Won	3,611,338 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	March 31, 2021	December 31, 2020
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Issuance cost				(4,634)	(4,634)

Total				1,895,366	1,895,366

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(9,833)	313	(37,011)	9,374	(37,157)
Changes in capital due to equity method	(2,609)	2,185	—	(601)	(1,025)
Gain(loss) on foreign currency translation of foreign operations	(298,363)	81,426	—	(2,587)	(219,524)
Remeasurement gain(loss) related to defined benefit plan	(261,195)	(10,000)	—	2,750	(268,445)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(1,386)	(1,005)	497	365	(1,529)
Capital related to noncurrent assets held for sale	1,226	(66)		18	1,178

Total	(572,160)	72,853	(36,514)	9,319	(526,502)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments amounting to 1,257 million Won and (66) million Won are due to disposal of equity securities at FVTOCI and assets held for sale during the period.

	For the three-month period ended March 31, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(71,914)	(114,432)	(2,732)	31,469	(157,609)
Changes in capital due to equity method	915	(1,389)	—	382	(92)
Gain(loss) on foreign currency translation of foreign operations	(152,987)	34,317	—	(9,437)	(128,107)
Remeasurement gain(loss) related to defined benefit plan	(270,977)	(26,706)	—	7,344	(290,339)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(5,692)	(13,083)	—	3,598	(15,177)

Total	(500,655)	(121,293)	(2,732)	33,356	(591,324)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 288 million Won are due to disposal of equity securities during the period.

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Beginning balance	2,568,367	2,547,547
Planned provision(reversal) of regulatory reserve for credit loss	83,080	20,820

Ending balance	2,651,447	2,568,367

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the three-month periods ended March 31
	2021	2020
Net income before regulatory reserve	718,867	557,771
Provision(reversal) of regulatory reserve for credit loss	83,080	67,919
Adjusted net income after the provision of regulatory reserve	635,787	489,852
Dividends to hybrid securities	(15,775)	(8,513)
Adjusted net income after regulatory reserve and dividends to hybrid securities	620,012	481,339
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	858	667

27.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2020 were 360 Won and 260,017 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 26, 2021, and were paid in April, 2021.

28.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Financial assets at FVTPL	11,374	12,529
Financial assets at FVTOCI	91,786	126,177
Financial assets at amortized cost
Securities at amortized cost	82,243	104,059
Loans and other financial assets at amortized cost
Interest on due from banks	9,454	22,869
Interest on loans	2,124,345	2,229,901
Interest of other receivables	7,983	8,279

Subtotal	2,141,782	2,261,049

Total	2,327,185	2,503,814

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Interest on deposits due to customers	467,451	749,171
Interest on borrowings	48,554	84,671
Interest on debentures	181,628	188,493
Other interest expense	7,925	15,362
Interest on lease liabilities	1,961	3,158

Total	707,519	1,040,855

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Fees and commission received for brokerage	47,124	40,227
Fees and commission received related to credit	49,481	52,928
Fees and commission received for electronic finance	31,956	31,684
Fees and commission received on foreign exchange handling	13,264	14,391
Fees and commission received on foreign exchange	13,583	16,675
Fees and commission received for guarantee	17,537	18,128
Fees and commission received on credit card	137,394	123,287
Fees and commission received on securities business	24,061	16,431
Fees and commission from trust management	47,204	50,363
Fees and commission received on credit information	2,422	3,403
Fees and commission received related to lease	82,192	1,686
Other fees	52,647	41,508

Total	518,865	410,711

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Fees and commissions paid	59,846	41,360
Credit card commission	97,749	93,136
Brokerage commission	239	61
Others	2,570	2,174

Total	160,404	136,731

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Dividend income related to financial assets at FVTPL	53,318	30,635
Dividend income related to financial assets at FVTOCI	13,272	17,134

Total	66,590	47,769

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Dividend income recognized from assets held
Equity securities	13,272	17,134

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Gain on financial instruments at FVTPL measured at fair value	81,121	457,304
Gain on financial instruments at FVTPL designated as upon initial recognition	962	10,771

Total	82,083	468,075

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2021	2020
Financial assets at FVTPL	Securities	Gain on transactions and valuation	78,819	48,626
		Loss on transactions and valuation	(51,874)	(68,367)

		Sub-total	26,945	(19,741)

	Loans	Gain on transactions and valuation	5,497	69
		Loss on transactions and valuation	(1,395)	(762)

		Sub-total	4,102	(693)

	Other financial assets	Gain on transactions and valuation	5,299	2,866
		Loss on transactions and valuation	(3,554)	(2,687)

		Sub-total	1,745	179

	Sub-total		32,792	(20,255)

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	454,579	630,560
		Loss on transactions and valuation	(375,637)	(944,777)

		Sub-total	78,942	(314,217)

	Currency derivatives	Gain on transactions and valuation	4,133,873	6,155,635
		Loss on transactions and valuation	(4,171,473)	(5,387,589)

		Sub-total	(37,600)	768,046

	Equity derivatives	Gain on transactions and valuation	809,549	1,148,971
		Loss on transactions and valuation	(801,857)	(1,125,034)

		Sub-total	7,692	23,937

	Other derivatives	Gain on transactions and valuation	—	—
		Loss on transactions and valuation	(705)	(207)

		Sub-total	(705)	(207)

	Sub-total		48,329	477,559

	Net, total		81,121	457,304

(3)

Details of net gain(loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Loss on equity-linked securities	962	10,771

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Gain on redemption of securities	1	(39)
Gain on transactions of securities	37,010	2,639

Total	37,011	2,600

33.	REVERSAL OF(PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of(provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Impairment loss due to credit loss on financial assets measured at FVTOCI	(1,018)	(12)
Reversal of impairment loss due to credit loss on securities at amortized cost	187	143
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(137,209)	(102,534)
Provision for provision on guarantee	(857)	(6,408)
Reversal of(provision for) unused loan commitment	2,904	(2,081)

Total	(135,993)	(110,892)

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME(EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three-month periods ended March 31
			2021	2020
Employee benefits	Short-term employee benefits	Salaries	404,239	395,336
		Employee fringe benefits	130,109	121,556
	Share based payment		2,353	(429)
	Retirement benefit service costs		45,633	44,346
	Termination		281	(337)

	Subtotal		582,615	560,472

Depreciation and amortization			135,425	134,676
Other general and administrative expenses	Rent		19,306	14,926
	Taxes and public dues		37,156	34,187
	Service charges		53,058	56,887
	Computer and IT related		26,510	26,423
	Telephone and communication		18,137	16,825
	Operating promotion		9,203	11,023
	Advertising		9,565	9,352
	Printing		1,650	1,895
	Traveling		1,704	2,177
	Supplies		1,708	3,237
	Insurance premium		2,554	2,805
	Reimbursement		(526)	670
	Maintenance		4,905	3,906
	Water, light, and heating		4,358	4,453
	Vehicle maintenance		2,346	2,474
	Others		7,933	6,138

	Sub-total		199,567	197,378

	Total		917,607	892,526

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Gain on transactions of foreign exchange	121,832	77,384
Gain related to derivatives (Designated for hedging)	25,999	139,993
Gain on fair value hedged items	58,653	—
Others	24,341	8,806

Total	230,825	226,183

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Losses on transactions of foreign exchange	116,039	416,996
KDIC deposit insurance premium	97,545	89,211
Contribution to miscellaneous funds	86,146	78,634
Losses related to derivatives (Designated for hedging)	50,389	374
Losses on fair value hedged items	—	105,769
Others (*)	92,081	40,573

Total	442,200	731,557

(*)

Other expense includes such expenses amounting to 2,989 million Won and 3,385 million Won, respectively, of intangible asset amortization expense for the three-month periods ended March 31, 2021 and 2020, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of March 31, 2021 and December 31, 2020 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		9,222 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		1.75 years
Number of shares remaining	As of March 31, 2021	602,474 shares
	As of December 31, 2020	602,474 shares
Number of shares granted (*2)	As of March 31, 2021	602,474 shares
	As of December 31, 2020	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		8,836 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		2.75 years
Number of shares remaining	As of March 31, 2021	944,343 shares
	As of December 31, 2020	944,343 shares
Number of shares granted (*2)	As of March 31, 2021	944,343 shares
	As of December 31, 2020	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		8,466 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		3.75 years
Number of shares remaining	As of March 31, 2021	268,784 shares
	As of December 31, 2020	—
Number of shares granted (*2)	As of March 31, 2021	268,784 shares
	As of December 31, 2020	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of March 31, 2021 and December 31, 2020, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 16,176 million Won and 13,823 million Won, respectively.

35.	NON-OPERATING INCOME(EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Gains on valuation of investments in joint ventures and associates	6,085	15,064
Losses on valuation of investments in joint ventures and associates	(10,877)	(7,910)
Impairment losses of investments in joint ventures and associates	(799)	—

Total	(5,591)	7,154

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Other non-operating incomes	24,827	19,224
Other non-operating expenses	(10,986)	(47,103)

Total	13,841	(27,879)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Rental fee income	3,663	3,580
Gains on disposal of premises and equipment, intangible assets and other assets	4,459	6,449
Reversal of impairment loss of premises and equipment, intangible assets and other assets	144	35
Others	16,561	9,160

Total	24,827	19,224

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Depreciation on investment properties	574	547
Operating expenses on investment properties	184	224
Losses on disposal of premises and equipment, intangible assets and other assets	620	564
Impairment losses of premises and equipment, intangible assets and other assets	220	568
Donation	2,588	4,538
Others	6,800	40,662

Total	10,986	47,103

36.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Current tax expense
Current tax expense with respect to the current period	233,532	58,235
Adjustments recognized in the current period in relation to the tax expense of prior periods	912	(2,624)

Sub-total	234,444	55,611

Deferred tax expense
Change in deferred tax assets(liabilities) due to temporary differences	(20,868)	104,501
Income tax expense directly attributable to equity	9,319	34,730

Sub-total	(11,549)	139,231

Income tax expense	222,895	194,842

Income tax expense was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the March 31, 2021, is 23.7% (The weighted average annual effective tax rate for the March 31, 2020, is 25.9%).

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the three-month periods ended March 31
	2021	2020
Net income attributable to common shareholders	667,103	518,216
Dividends to hybrid securities	(15,775)	(8,513)
Net income attributable to common shareholders	651,328	509,703
Weighted average number of common shares outstanding (Unit: million shares)	722	722
Basic EPS (Unit: Korean Won)	902	706

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days)

	For the three-month period ended March 31, 2021
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-03-31	722,267,683	90	65,004,091,470
Treasury stock	2021-01-01 ~ 2021-03-31	(2)	90	(180)

Sub-total (①)				65,004,091,290

Weighted average number of common shares outstanding (②=(①/90)				722,267,681

	For the three-month period ended March 31, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-03-31	722,267,683	91	65,726,359,153
Treasury stock	2020-01-01 ~ 2020-03-31	(2)	91	(182)

Sub-total (①)				65,726,358,971

Weighted average number of common shares outstanding (②=(①/91)				722,267,681

Diluted EPS is equal to basic EPS because there is no dilution effect for the three-month periods ended March 31, 2021 and 2020.

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Confirmed guarantees
Guarantee for loans	36,188	103,229
Acceptances	488,197	602,014
Guarantees in acceptances of imported goods	97,905	78,395
Other confirmed guarantees	6,564,462	6,491,608

Sub-total	7,186,752	7,275,246

Unconfirmed guarantees
Local letters of credit	251,030	187,146
Letters of credit	3,113,180	3,025,923
Other unconfirmed guarantees	675,264	403,652

Sub-total	4,039,474	3,616,721

Commercial paper purchase commitments and others	901,601	917,489

Total	12,127,827	11,809,456

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Loan commitments	115,036,099	112,088,680
Other commitments (*)	8,167,464	7,827,774

(*)

As of March 31, 2021 and December 31, 2020, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 3,443,981 million Won and 2,894,688 million Won, respectively.

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	March 31, 2021		December 31, 2020
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	141 cases	485 cases	138 cases	460 cases
Amount of litigation	323,528	384,842	413,852	413,744
Provisions for litigations	24,685		24,336

(*)	The number of lawsuits as of March 31, 2021 and December 31, 2020 do not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)	Other commitments

1)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 127,657 million Won as other financial liabilities for the second sales agreement..

2)

Lime Asset Management Co., Ltd. announced the suspension of redemption of many funds in operation in October 2019. The Group’s total amount of sales of fund under management of Lime Asset Management Co., Ltd.’s subject to redemption suspension is 1,348 accounts and 270.3 billion Won at the end of March 2021. In December 2020, Lime Asset Management Co., Ltd.’s business registration was revoked, and funds subject to redemption suspension were transferred to Wellbridge Asset Management Co., Ltd., which was jointly established by distributors. The Financial Supervisory Service Dispute Mediation Committee was held on 23 February 2021 to discuss the incomplete sales of vendors. The consolidated company held a board meeting on March 15, 2021 to accept the decision of the Dispute Mediation Committee and resolve to expand the application of autonomous mediation, and is currently in the process of confirming the validity and compensation.

3)

As of March 31, 2021, Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 55 constructions, which includes the construction of residential and commercial complexes in Busan (U-dong, Haeundae-gu). Land Trust responsible for Construction and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the Group fails to fulfill the construction completion obligation. As of March 31, 2021, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is 1,615,588 million Won. Although additional losses may occur in relation to the construction completion obligations, the financial statements at March 31, 2021 do not reflect these effects since losses are unlikely and the amount cannot be estimated reliably.

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of March 31, 2021 and December 31, 2020, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the three-month periods ended March 31, 2021 and 2020 are as follows. Please see Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	March 31, 2021	December 31, 2020
Associates	W Service Networks Co., Ltd.	Loans	36	21
		Deposits due to customers	2,176	2,183
		Accrued expenses	6	6
		Other liabilities	470	459
	Korea Credit Bureau Co., Ltd.	Loans	1	1
		Deposits due to customers	1,635	2,311
		Other liabilities	7	5
	Korea Finance Security Co., Ltd.	Loans	3,421	3,440
		Loss allowance	(6)	(6)
		Deposits due to customers	2,923	1,927
		Other liabilities	1	1
	Chin Hung International Inc.	Loans	—	257
		Loss allowance	—	(3)
		Deposits due to customers	7,472	8,715
		Other liabilities	170	171
	LOTTE CARD Co. Ltd.	Loans	6,563	7,500
		Loss allowance	(67)	(77)
		Other assets	9	12
		Deposits due to customers	2,778	2,697
		Other liabilities	113	113
	K BANK Co., Ltd.	Loans	200	104
		Account receivables	53	26
		Other assets	—	2
	Well to Sea No.3 Private Equity Fund	Deposits due to customers	357	4,997
	Others (*1) (*2)	Other assets	740	651
		Deposits due to customers	2,245	5,831
		Other liabilities	1	5

(*1)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori G IPO10 [FI_Bal][F]C(F), Woori G Star Private Placement Investment Trust No.33 [FI], Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Master Fund ClassC-F, Dongwoo C & C Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund and etc., as of March 31, 2021.

(*2)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori G IPO10 [FI_Bal][F]C(F), Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Master Fund ClassC-F, Dongwoo C & C Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund and etc., as of December 31, 2020.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three-month period ended March 31
Related parties		Account title	2021	2020
Associates	W Service Network Co., Ltd.	Other income	8	8
		Interest expenses	2	4
		Fees expenses	162	85
		Other expenses	480	432
	Korea Credit Bureau Co., Ltd.	Interest expenses	2	—
		Fees expenses	837	741
	Korea Finance Security Co., Ltd.	Interest income	19	—
		Interest expenses	1	1
		Provision for allowance for credit loss	—	4
		Other expenses	22	26
	Chin Hung International Inc	Interest expenses	4	7
		Reversal of allowance for credit loss	—	(1)
	LOTTE CARD Co., Ltd.	Interest income	74	77
		Fees income	982	678
		Interest expenses	2	27
		Reversal of allowance for credit loss	(9)	—
	K BANK Co., Ltd.	Fees income	503	346
	Well to Sea No.3 Private Equity Fund	Interest income	—	399
		Provision for allowance for credit loss	—	2
	Others (*1) (*2)	Fees income	721	616
		Other income	—	4
		Interest expenses	3	8

(*1)

Others include AJU TAERIM 1st Fund, Woori G IPO10 [FI_Bal][F]C(F), Woori G Star Private Placement Investment Trust No.33 [FI], Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Master Fund ClassC-F, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, PCC-Woori LP Secondary Fund and etc., as of March 31, 2021.

(*2)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, AJU TAERIM 1st Fund, Woori G IPO10 [FI_Bal][F]C(F),Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Master Fund ClassC-F, Saman Corporation, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, PCC-Woori LP Secondary Fund and etc., as of March 31, 2020.

(3)	Major loan transactions with related parties for the three-month periods ended March 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2021
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	21	76	61	36
	Korea Credit Bureau Co., Ltd.	1	2	2	1
	Korea Finance Security Co., Ltd.	3,440	90	109	3,421
	LOTTE CARD Co., Ltd.	7,500	—	937	6,563
	K BANK Co., Ltd.	104	625	529	200

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the three-month period ended March 31, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	23	112	99	36
	Korea Credit Bureau Co., Ltd.	3	2	4	1
	Korea Finance Security Co., Ltd.	1,860	2,235	162	3,933
	Chin Hung International Inc	244	624	709	159
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	K BANK Co., Ltd.	141	561	563	139
	Well to Sea No. 3 Private Equity Fund	4,490	1,600	—	6,090

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the three-month period March 31, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the three-month period ended March 31, 2021
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	—	—	1,180
	Partner One Value Up I Private Equity Fund	863	—	482	381
	Korea Credit Bureau Co., Ltd.	1,000	—	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the three-month period ended March 31, 2020
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*1)
Associates	Saman Corporation (*2)	2,522	141	—	2,663
	W Service Networks Co., Ltd	1,180	—	—	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,356	1,150	1,356

(*1)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.
(*2)	Excluded from the related parties due to the loss of significant influence for the three-month period ended March 31, 2020.

(5)	There are no major borrowing transactions with related parties for the three-month periods ended March 31, 2021 and 2020.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	March 31, 2021	December 31, 2020	Warranty
Korea Finance Security Co., Ltd.	839	820	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	34	Unused loan commitment
W Service Network Co., Ltd.	164	179	Unused loan commitment
Chin Hung International Inc.	15,874	16,167	Unused loan commitment
K BANK Co., Ltd.	100	196	Unused loan commitment
LOTTE CARD Co. Ltd.	500,000	500,000	Unused loan commitment

As of March 31, 2021 and December 31, 2020, the recognized payment guarantee provisions are 283 million Won and 284 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	March 31, 2021	December 31, 2020	Warranty
Together-Korea Government Private Pool Private Securities Investment Trust No.3	990,000	990,000	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,704	9,704	Securities purchase commitment
Woori G Senior Loan No.1	40,050	53,041	Securities purchase commitment
Woori G Clean Energy No.1	6,023	7,485	Securities purchase commitment
Woori Star50 Master Fund ClassC-F	500	—	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund	40,710	41,393	Securities purchase commitment
Woori-Shinyoung Growth-Cap Private Equity Fund I	12,799	12,799	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	36,355	36,355	Securities purchase commitment
Union Technology Finance Investment Association	7,500	10,500	Securities purchase commitment
Genesis Eco No.1 Private Equity Fund	3,600	—	Securities purchase commitment
Genesis Environmental Energy Company 1st Private Equity Fund	916	916	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,650	1,650	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	550	550	Securities purchase commitment
PCC-Woori LP Secondary Fund	2,525	2,525	Securities purchase commitment

(8)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three-month period ended March 31
	2021	2020
Short-term employee salaries	6,416	5,549
Retirement benefit service costs	290	273
Share-based compensation	1,005	(151)

Total	7,711	5,671

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 4,614 million Won and 3,888 million Won, as of March 31, 2021 and December 31, 2020, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 11,568 million Won and 11,155 million Won, respectively, as of March 31, 2021 and December 31, 2020.

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	March 31, 2021
	Total investment in lease	Net investment in lease
Within one year	35,635	34,965
After one year but within two years	62,171	58,074
After two years but within three years	154,171	139,788
After three years but within four years	205,902	183,357
After four years but within five years	372,109	328,940
After five years	35	27

Total	830,023	745,151

	December 31, 2020
	Total investment in lease	Net investment in lease
Within one year	24,649	23,957
After one year but within two years	48,781	45,575
After two years but within three years	132,894	120,414
After three years but within four years	171,137	151,756
After four years but within five years	277,282	244,481
After five years	16	12

Total	654,759	586,195

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Total investment in lease	830,023	654,759
Net investment in lease	745,151	586,195
Present value of minimum lease payments	745,151	586,133
Present value of unguaranteed residual value	—	62

Unearned interest income	84,872	68,564

2)	Operating lease

①	The details of operating lease assets are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Acquisition cost	1,563,505	1,507,156
Accumulated depreciation	(413,253)	(390,981)

Net carrying value	1,150,252	1,116,175

②	The details of changes in operating lease assets as of March 31, 2021 are as follows and there is no details of changes in operating lease assets as of March 31, 2020 (Unit: Korean Won in millions):

Amount
Beginning balance	1,116,175
Acquisition	112,107
Disposal	(24,539)
Depreciation	(54,197)
Others	706

Ending balance	1,150,252

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Within one year	251,902	240,005
After one year but within two years	229,922	223,074
After two years but within three years	155,872	156,859
After three years but within four years	80,919	80,174
After four years but within five years	26,633	24,992

Total	745,248	725,104

④	There is no adjusted lease payments recognized as profit or loss for the three-month periods ended March 31, 2021 and 2020.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	March 31, 2021	December 31, 2020
Lease payments
Within one year	165,300	173,885
After one year but within five years	183,877	200,844
After five years	30,875	34,787

Total	380,052	409,516

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Total cash outflows from lease	51,197	59,525

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the three-month periods ended March 31
	2021	2020
Lease payments for short-term leases	437	369
Lease payments for which the underlying asset is of low value	431	89

Total	868	458

4)

The Group uses a practical expedient for rent concession as a direct consequence of COVID-19. Accordingly, the amount recognized in profit or loss during the reporting period is 9,654 million Won, to reflect changes in lease payments arising from the rent concession.

41.	EVENTS AFTER THE REPORTING PERIOD

(1)

On April 15, 2021, Parent Company additionally acquired 7,395,000 shares of common stock which is 13.3% equity (excluding treasury stocks, 12.9% interest including treasury stocks) of Woori Financial Capital Co., Ltd., the subsidiary, from Aju Corporation.

(2)

Woori Savings Bank, a subsidiary of the Parent Company, decided to raise the capital increase of 100 billion Won (all allocated to the parent company) at the Board of Directors’ meeting on May 6, 2021, and the Parent Company made a full payment of stock on May 13, 2021.